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CHAIRMAN’S MESSAGE TO SHAREHOLDERS

I am pleased to invite you to attend the annual and special meeting of shareholders of Canadian Pacific Railway Limited to be held at the Fairmont Waterfront in Vancouver, British Columbia on Friday, May 22, 2009, at 9:00 a.m.

The items of business to be dealt with at the meeting are set out in the notice of the meeting and are described more fully in the management proxy circular. Information on each of the director nominees, our corporate governance practices and executive compensation is also included in the management proxy circular.

The Board has been actively engaged in 2008 overseeing management’s progress in implementing business strategies in the face of a rapidly changing economy. The Board holds regular strategy sessions with management where we review in detail the Company’s strategic direction. We then monitor the implementation of strategic initiatives by management and track outcomes on an ongoing basis.

To assist us to fulfill our role in safeguarding the interest of shareholders and enhancing long term shareholder value, we have continued our robust director education program to continually increase understanding of CP and the railway industry. Over the past year, the Board received presentations on enterprise risk management, fuel recovery programs, intermodal operations, and train control systems. We also experienced winter rail operations in CP’s harshest mountain terrain in February.

The Board is committed to good governance and we continuously review and assess our corporate governance framework in light of evolving best practices. In 2008, this included a review of our mandatory retirement policy and a recommendation to extend the mandatory retirement age for directors to 72 years of age. We have also instituted discretionary term limits for service as chairs of Board Committees as well as the Chairman of the Board. We believe that these measures balance the need to retain directors with valuable experience and business knowledge with the continuous need for board rejuvenation.

The Board places considerable importance on the process of selecting director candidates. In these challenging times, we seek independent directors with sound business judgement and strong personal integrity who have senior level management experience in the geographic markets in which CP conducts operations. In 2008, we were pleased to welcome our newest director, Richard Kelly, Chairman, President and Chief Executive Officer of Xcel Energy to our Board. Mr. Kelly’s proven leadership and strategic vision in the key American Midwest market adds an important element to our Board.

Whether or not you plan to attend the meeting in person we urge you to exercise your power to vote on the affairs of Canadian Pacific Railway Limited by voting in advance of the meeting by way of proxy. The proxy voting process is described in the management proxy circular.

As usual, shareholders and proxy holders will have an opportunity to have their questions answered at the meeting.

For shareholders unable to attend in person, a live audio cast of the proceedings of the meeting will be available on our web site at www.cpr.ca.

Yours truly,

John Cleghorn
Chairman of the Board

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia at 9:00 a.m. (Pacific Time) on Friday, May 22, 2009, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2008, and the auditors’ report thereon;

2.	to appoint auditors;

3.	to consider and, if deemed advisable, to pass a resolution approving amendments to General By-Law No. 1;

4.	to elect directors; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 23, 2009, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the Board of Directors,

Karen L. Fleming
Corporate Secretary

Calgary, Alberta
March 23, 2009

YOUR VOTE IS IMPORTANT

Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or internet by following the instructions provided on the enclosed form of proxy.

Non-registered shareholders should refer to page 5 of the management proxy circular for information on how to vote their shares.

Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada (see page 4 of the management proxy circular), agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

MANAGEMENT PROXY CIRCULAR

GLOSSARY OF TERMS

In this management proxy circular the following terms shown in quotation marks are defined as set forth below.
“Audit Committee”	Audit, Finance and Risk Management Committee of the CPRL Board of Directors
“Basic Pension Plan”	CPRC’s Pension Plan
“By-Law No. 1”	General By-Law No. 1 of CPRL
“CEO”	President and Chief Executive Officer of CPRL
“CFO”	Executive Vice-President and Chief Financial Officer of CPRL
“Circular”	CPRL’s Management Proxy Circular
“Comparator Group”	Canadian companies listed in Appendix 1
“Compensation Committee”	Management Resources and Compensation Committee of the CPRL Board of Directors
“Computershare”	Computershare Investor Services Inc.
“COO”	Executive Vice-President and Chief Operating Officer of CPRL
“Corporation”	Canadian Pacific Railway Limited
“Corporate Governance Guidelines”	The Corporate Governance Principles and Guidelines of CPRL and CPRC
“CP”	CPRL and its direct and indirect subsidiaries, including CPRC
“CPRC”	Canadian Pacific Railway Company
“CPRL”	Canadian Pacific Railway Limited
“CSA”	Canadian Securities Administrators
“DSOP”	CPRL’s Directors’ Stock Option Plan
“DSU Plan”	CPRL’s Directors’ Deferred Share Unit Plan
“DSUs”	Deferred Share Units
“Employee Shares”	Shares held by CP employees under the ESPP
“ESPP”	CPRL’s Employee Share Purchase Plan
“Exchange Act”	United States Securities Exchange Act of 1934, as amended
“Executive DSU Plan”	CPRL’s Senior Executives’ Deferred Share Unit Plan
“Executive Officers”	Officers of CP at the level of Vice-President and above
“FRA”	Federal Railroad Administration
“Georgeson”	Georgeson Shareholder Communications Canada
“Governance and Nominating Committee”	Corporate Governance and Nominating Committee of CPRL Board of Directors
“Governance Guidelines”	National Instrument 58-101 and National Policy 58-201
“HSS&E Committee”	Health, Safety, Security and Environment Committee of the CPRL Board of Directors
“MD&A”	Management’s Discussion and Analysis
“Meeting”	CPRL annual and special meeting of shareholders to be held on May 22, 2009
“MSOIP”	CPRL’s Management Stock Option Incentive Plan
“NEOs”	Executive Officers named in the Summary Compensation Table of this Circular
“Notice”	Notice of the Meeting
“NYSE”	New York Stock Exchange
“NYSE Standards”	NYSE corporate governance standards
“Option” or “Options”	CPRL stock options
“Pension Committee”	Pension Committee of the CPRL Board of Directors
“Performance Incentive Plan”	Canadian Pacific Railway Performance Incentive Plan
“PSO”	Performance-contingent Options
“PSUs”	Performance Share Units
“Record Date”	March 23, 2009
“RSUs”	Restricted Share Units
“SARs”	Share appreciation rights
“SEC”	United States Securities and Exchange Commission
“Shares”	CPRL common shares
“SOA”	United States Sarbanes-Oxley Act of 2002
“Supplemental Pension Plan”	Canadian Pacific Railway’s Supplemental Executive Pension Plan
“TSX”	Toronto Stock Exchange

GENERAL INFORMATION

This Circular is provided in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting to be held on May 22, 2009, at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia, for the purposes set out in the accompanying Notice.

The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, at a fee of approximately $30,000 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Georgeson, telephone 1-866-676-3007, toll free in North America.

Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.

Unless otherwise noted, the information contained in this Circular is given as of March 23, 2009, and all dollar amounts used in this document are shown in Canadian dollars. Payments made in US dollars were converted using an average rate of exchange of $1.0660 for 2008.

INFORMATION ON VOTING

Voting Shares and Principal Shareholders

At March 23, 2009, there were 167,992,368 Shares outstanding. Each Share carries one vote.

To the knowledge of the directors and officers of CPRL, based on information at March 23, 2009, no person beneficially owned, directly or indirectly, or exercised control over, ten per cent or more of the outstanding Shares.

Record Date and Provisions Relating to Voting

The Board of Directors of CPRL has fixed March 23, 2009, as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as registered in such shareholder’s name on the list of shareholders prepared as of the close of business on the Record Date.

Appointment of Proxyholders

Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).

Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.

All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or Corporation other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.

Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the resolution approving the amendments to By-Law No. 1 and FOR the election of the persons nominated for election as directors as set forth in this Circular.

The form of proxy to be used in connection with the Meeting confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. As of March 23, 2009, management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, both of whom are officers of CPRL.

Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or Internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.

Employee Shares are held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.

Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form, or advice as to the availability of these documents electronically, from the Corporation’s agent, Computershare.

Employee Shares will be voted in accordance with the instructions received from the employee. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.

Revocability of Proxies

A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.

If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.

Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the appointment of auditors, amendments to By-Law No. 1, and the election of directors.

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended December 31, 2008, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to all non-registered shareholders who requested it. Additional copies of the Annual Report may be obtained from the Corporate Secretary of CPRL upon request. The Annual Report is also available online at www.cpr.ca.

2.	APPOINTMENT OF AUDITORS

A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2010 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

PricewaterhouseCoopers LLP has been the Corporation’s auditors since October 1, 2001.

Audit and Non-Audit Fees and Services — 2008 & 2007

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2008, and December 31, 2007, totaled $3,195,200 and $3,433,980, respectively, as detailed in the following table:

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007
	($)	($)

Audit Fees	2,044,700	2,391,600
Audit-Related Fees	808,600	619,780
Tax Fees	341,900	422,600
All Other Fees	0	0

TOTAL	3,195,200	3,433,980

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the SOA; due diligence services related to potential business acquisition targets; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and U.S. Accounting Guidelines, securities regulations, and/or laws.

Tax Fees

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2008 and 2007, there were no services in the category.

3.  AMENDMENTS TO GENERAL BY-LAW NO. 1

The Board of Directors of CPRL has determined that it is prudent that By-Law No. 1, originally adopted on July 30, 2001, be updated as follows:

(1)	The construction section be updated by stating that “words imparting the masculine gender include the feminine and neuter genders”.

(2)	The meetings of shareholders section be updated by providing that meetings of shareholders may, at the discretion of the Board, be held by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

(3)	The provision for a mandatory retirement age for directors be removed from By-Law No. 1. The Corporate Governance Guidelines continue to contain a mandatory retirement age for directors, which has been extended to 72 years of age.

In making its determination with respect to Item (3), the Governance and Nominating Committee reviewed trends in retirement policies as well as considerations including the profile, age and length of service of current directors, the evaluation process for directors, the potential correlation between a director’s age and effectiveness, the need for rejuvenation on a Board, and the desire to retain directors with valuable experience and knowledge.

Following this review, the Governance and Nominating Committee recommended to the Board that the current provision for mandatory retirement at age 70 be removed from By-Law No. 1.

The Governance and Nominating Committee further recommended that the Corporate Governance Guidelines be amended to increase the retirement age to 72 years of age and to include guidelines for term limits on the service of a director as Chairman of a committee of the Board or Chairman of the Board. It was determined that such guidelines on term limits be discretionary with a duration of between five and seven years. These recommendations were adopted by the Board.

A shareholder or any other interested party may obtain a copy of By-Law No. 1 and the Corporate Governance Guidelines by contacting the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, AB T2P 4Z4; telephone 403-319-7538, fax 403-319-6770 or by accessing the Corporation’s publicly filed documents, including By-Law No. 1, on SEDAR at www.sedar.com.

The Board of Directors recommends a vote FOR the approval of the amendments to By-Law No. 1 as described above. To be effective, the resolution must be approved by a majority of the votes cast by shareholders voting in respect of the resolution.

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.	General By-Law No. 1 be amended in the manner described in this Circular; and

2.	Any director or officer of the Corporation is hereby authorized for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and taking of such action.

4.	ELECTION OF DIRECTORS

CPRL’s governing documents provide for the Board of Directors to consist of a minimum of five and a maximum of 20 directors.

The role of CPRL’s Governance and Nominating Committee in identifying and recommending qualified director nominees is described under “Nomination of Directors” on page 49.

A description of CPRL’s directors’ education program is outlined under “Orientation and Continuing Education of Directors” on page 50.

CPRL’s Corporate Governance Principles and Guidelines provide that if, in an uncontested election of directors, a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, he or she shall promptly, following the certification of the shareholder vote, submit his or her resignation to the Board of Directors. The Governance and Nominating Committee shall consider the offer of resignation and recommend to the Board of Directors whether it should accept such a resignation. The Board of Directors is required to act on the recommendation within 90 days of the certification of the shareholder vote and will publicly disclose its decision.

Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CP who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.

Should amendments to By-Law No. 1 be approved at the Meeting all of the directors will be eligible for election as directors. Shareholders will be asked to elect all the current directors to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed. In addition, should the amendments to By-Law No. 1 be approved, the latest retirement dates shown for each of the directors nominees for election to the Board of Directors commencing on page 8 will be increased by two years.

In the event that the amendments to By-Law No. 1 are not approved by the Shareholders at the Meeting, Mr. Michael W. Wright will retire at the Meeting, having reached the mandatory retirement age of 70 years and the remaining 11 current directors will be nominated for election as directors and the latest retirement date for each of the directors will remain unchanged. The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year.

The Board has established the following committees:  Audit, Governance and Nominating, HSS&E, Compensation, and Pension. The Board does not have an Executive committee.

Nominees for Election to the Board of Directors

The table below provides the nominees’ names, ages, business experience, qualifications and other information relevant to their CPRL directorship.

John E. Cleghorn, O.C., F.C.A.(a) Age: 67 Toronto, Ontario Director since: October 2001 Latest date for retirement: May 2012 Independent	Mr. Cleghorn is the Chairman of the Board of Directors of the Corporation. He was Chairman of the Board of SNC-Lavalin Group Inc. from May 2002 until May 2007. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is a director of Molson Coors Brewing Company. He is Governor Emeritus of McGill University, Governor of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of Atlantic Salmon Federation. He was appointed an Officer of the Order of Canada in 2001. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

	Attendance	Attendance		Membership on Boards of
Member of:	(d)	(Total)		other reporting issuers, or equivalent(e)
Board (Chair) Governance and Nominating (Chair)	5 of 5 7 of 7	12 of 12	100%	CPRC Molson Coors Brewing Company

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
12,000	19,369	16,000	Yes

Tim W. Faithfull Age: 64 Oxford, Oxfordshire, England Director since: December 2003 Latest date for retirement: May 2015 Independent	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc, Enerflex Systems Income Fund, and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the Boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with an M.A. (Philosophy, Politics and Economics) and is an alumnus of the London Business School (Senior Executive Program).

	Attendance	Attendance		Membership on Boards of
Member of:	(d)	(Total)		other reporting issuers, or equivalent(e)
Board	5 of 5			CPRC
Compensation	3 of 3	10 of 10	100%	AMEC plc
HSS&E	2 of 2			Enerflex Systems Income Fund TransAlta Corp.

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
1,460	18,672	0	Yes

Frederic J. Green Age: 52 Calgary, Alberta Director since: May 2006 Latest date for retirement: May 2021 Not-Independent	Mr. Green is the President and Chief Executive Officer of the Corporation and CPRC, a position that he has held since May 2006. Since 1996, he has held several senior positions at CP including: President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President and Chief Operating Officer of the Corporation and CPRC; Executive Vice-President, Marketing and Operations, CPRC; Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is a director and officer of a number of CP companies including Soo Line Railroad Company where he is Chair, President and Chief Executive Officer and the Delaware and Hudson Railway Company, Inc., where he is Chair and Chief Executive Officer. Mr. Green is a director and Vice-Chair of The Conference Board of Canada, Chair of the Railway Association of Canada and on the Board of Governors of the Calgary Petroleum Club. He graduated from Concordia University in Montreal with a B.Com.

				Membership on
	Attendance	Attendance		Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent
Board HSS&E	5 of 5 2 of 2	7 of 7	100%	CPRC

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
30,607	48,229	762,350	No

Krystyna T. Hoeg, C.A. Age: 59 Toronto, Ontario Director since: May 2007 Latest date for retirement: May 2020 Independent	Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital and a member of the Advisory Board, Woodrow Wilson Center Canada Institute. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent(e)
Board Audit HSS&E Pension	5 of 5 10 of 10 1 of 1 1 of 1	17 of 17	100%	CPRC Cineplex Galaxy Income Fund Imperial Oil Limited Shoppers Drug Mart Corporation Sun Life Financial Inc.

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	5,685	0	No

Richard C. Kelly(c) Age: 62 Minneapolis, Minnesota, USA Director since: August 2008 Latest date for retirement: May 2017 Independent	Mr. Kelly is Chairman of the Board, President and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since December 2005. From June to mid-December 2005 he served as President and Chief Executive Officer, and previous to that he served as Chief Financial Officer. Mr. Kelly is second Vice-Chairman of Edison Electric Institute, Chairman of the Board of Trustees of the Science Museum of Minnesota and a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute, Regis University and director on the Denver Metro Chamber of Commerce. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent(e)
Board	3 of 3			CPRC
Audit	4 of 4	8 of 8	100%	Xcel Energy Inc.
HSS&E	1 of 1

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	2,572	0	No

The Honourable John P. Manley (a)(b) Age: 59 Ottawa, Ontario Director since: May 2006 Latest date for retirement: May 2020 Independent	Mr. Manley is counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent(e)
Board Audit Governance & Nominating Pension	5 of 5 10 of 10 3 of 3 2 of 2	20 of 20	100%	CPRC CAE Inc. Canadian Imperial Bank of Commerce Nortel Networks Corporation Nortel Networks Limited

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	7,743	0	Yes

Linda J. Morgan Age: 56 Bethesda, Maryland, USA Director since: May 2006 Latest date for retirement: May 2022 Independent	Ms. Morgan is a partner at Covington & Burling LLP, a United States based international law firm, and is chair of the firm’s Transportation Practice Group and co-chair of its Government Affairs Group. She joined the law firm as a partner in September 2003. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B. and the Georgetown University Law Centre with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent
Board	5 of 5			CPRC
Compensation	3 of 3	10 of 10	100%
HSS&E	2 of 2

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
0	9,243	0	Yes

Madeleine Paquin Age: 47 Montreal, Quebec Director since: October 2001 Latest date for retirement: May 2033 Independent	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent(e)
Board Audit Compensation HSS&E	5 of 5 6 of 7 3 of 3 1 of 1	15 of 16	94%	CPRC Logistec Corporation

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
100	14,734	16,000	Yes

Michael E.J. Phelps, O.C. Age: 61 West Vancouver, British Columbia Director since: October 2001 Latest date for retirement: May 2018 Independent	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a Senior Advisor to Deutsche Bank AG, Canada. He is a director of Spectra Energy Corporation, Marathon Oil Corporation and Chairman and a director of Kodiak Exploration Limited. He serves on the Board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman of the GLOBE Foundation of Canada and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the University of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

	Attendance	Attendance		Membership on Boards of
Member of:	(d)	(Total)		other reporting issuers, or equivalent(e)
Board Compensation Governance and Nominating Pension (Chair)	5 of 5 3 of 3 7 of 7 2 of 2	17 of 17	100%	CPRC Kodiak Exploration Limited Marathon Oil Corporation Spectra Energy Corporation

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
16,479	9,436	16,000	Yes

Roger Phillips, O.C., S.O.M., F.Inst.P. Age: 69 Regina, Saskatchewan Director since: October 2001 Latest date for retirement: May 2010 Independent	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

	Attendance	Attendance		Membership on Boards of
Member of:	(d)	(Total)		other reporting issuers, or equivalent(e)
Board Audit (Chair) Governance and Nominating Pension	5 of 5 10 of 10 7 of 7 2 of 2	24 of 24	100%	CPRC Cliffs Natural Resources Imperial Oil Limited Toronto Dominion Bank

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
3,088	24,456	16,000	Yes

Hartley T. Richardson, C.M., O.M. Age: 54 Winnipeg, Manitoba Director since: May 2006 Latest date for retirement: May 2025 Independent	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of Angiotech Pharmaceuticals, Inc. He is a Past-Chairman of the Business Council of Manitoba, Vice-Chairman of the Canadian Council of Chief Executives and a director of TransCanada Trail. Mr. Richardson’s other affiliations include: The Trilateral Commission, the World Economic Forum Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004. He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

	Attendance	Attendance		Membership on Boards of other
Member of:	(d)	(Total)		reporting issuers, or equivalent(e)
Board Audit Compensation Pension	5 of 5 7 of 7 2 of 2 2 of 2	16 of 16	100%	CPRC Angiotech Pharmaceuticals, Inc.

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
10,000	8,935	0	Yes

Michael W. Wright Age: 70 Longboat Key, Florida, USA Director since: October 2001 Latest date for retirement: May 2009 Independent	Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

	Attendance	Attendance		Membership on Boards of
Member of:	(d)	(Total)		other reporting issuers, or equivalent(e)
Board Audit Governance and Nominating HSS&E (Chair)	5 of 5 10 of 10 7 of 7 2 of 2	24 of 24	100%	CPRC Honeywell International, Inc. Wells Fargo & Company

Securities Held at the date hereof:
			Meets or Exceeds Minimum Shareholding
			Requirements(f)
Shares(f)	DSUs(f)	Options(g)	(Yes/No)
1,000	28,685	16,000	Yes

(a)	As a result of the announcement by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) in May 2004 of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn, a former director, and J.P. Manley, a current director. The Quebec and Alberta Securities Commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Messrs. Cleghorn and Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities Commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities Commissions orders were revoked shortly thereafter. Messrs. Cleghorn and Manley were not subject to the British Columbia and Quebec orders.

(b)	Mr. Manley was a director of the Nortel Companies when the Nortel Companies applied for and was granted creditor protection under the Companies’ Creditors Arrangement Act on January 14, 2009.

(c)	Mr. Kelly was President and Chief Operating Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

(d)	For full details with respect to Board and committee attendance, see “Directors Meeting Attendance” on page 16.

(e)	See table on page 15 for full details including committee memberships.

(f)	See table on page 18 for each director’s equity ownership in the Corporation as at December 31, 2008, the total value of Shares and DSUs held and the amounts required to meet the minimum shareholding requirement.

(g)	All further grants of Options under the DSOP were suspended on July 21, 2003. For further information on the DSOP and on the Options granted to each eligible non-employee director, see “Directors’ Stock Option Plan” on page 19.

Director Independence

The Board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each current director vis-à-vis the Corporation and its subsidiaries and has determined that each director, except F.J. Green (who is CEO of the Corporation), is independent of the Corporation in accordance with the criteria for independence established for all directors by the NYSE Standards, and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Interlocking Directorships

The following table indicates which directors serve on the same Boards and committees of another reporting issuer. The Board is of the view that these interlocking directorships do not adversely impact the effectiveness of these directors on the Corporation’s Board:

Company	Director	Committee Memberships
Imperial Oil Limited	R. Phillips K.T. Hoeg	• Audit • Nominations & Governance • Executive Resources • Environmental, Health & Safety • Imperial Oil Foundation Board

Directors of Other Reporting Issuers

All of the current directors of CPRL are also directors of CPRC which is a reporting issuer and an SEC Registrant.

The following table sets out the current directors of the Corporation who are also directors of other reporting issuers, or equivalent, the name of such issuers and committee memberships with those issuers:

	Other reporting issuers of which	Committee
Director	the director is a director	Memberships
J.E. Cleghorn (Chair)	• Molson Coors Brewing Company	• Audit Committee (Chair) • Nominating Committee
T.W. Faithfull	• AMEC plc	• Remuneration Committee (Chair) • Nominations Committee • Compliance & Ethics Committee
	➢ Enerflex Systems Income Fund o TransAlta Corporation	➢ Audit Committee o Audit and Risk Committee o Human Resources Committee
K.T. Hoeg	• Cineplex Galaxy Income Fund ➢ Imperial Oil Limited	• Compensation Committee ➢ Audit Committee ➢ Nominations & Governance Committee ➢ Executive Resources Committee ➢ Environmental, Health & Safety Committee ➢ Imperial Oil Foundation Board (Chair)
	o Shoppers Drug Mart Corporation	o Governance and Nominating Committee
	❖ Sun Life Financial Inc.	❖ Audit Committee (Chair) ❖ Risk Review Committee
R.C. Kelly	• Xcel Energy
J.P. Manley	• CAE Inc. ➢ Canadian Imperial Bank of Commerce	• Human Resources Committee ➢ Risk Committee
	o Nortel Networks Corporation o Nortel Networks Limited	o Compensation & Human Resources Committee o Pension Fund Policy Committee (Chair)
M. Paquin	• Logistec Corporation
M.E.J. Phelps	• Kodiak Exploration Limited	• Chairman of the Board • Audit Committee • Compensation Committee
	➢ Marathon Oil Corporation o Spectra Energy Corporation	➢ Audit and Finance Committee ➢ Corporate Governance Committee ➢ Public Policy Committee o Finance & Risk Committee o Compensation Committee (Chair)
R. Phillips	• Cliffs Natural Resources	• Board Affairs Committee • Compensation Committee
	➢ Imperial Oil Limited	➢ Audit Committee ➢ Nominations & Governance Committee ➢ Executive Resources Committee (Chair) ➢ Environmental, Health & Safety Committee ➢ Imperial Oil Foundation Board
	o Toronto Dominion Bank	o Corporate Governance Committee
H.T. Richardson	• Angiotech Pharmaceuticals, Inc.	• Audit Committee
M.W. Wright	• Honeywell International, Inc.	• Audit Committee • Corporate Governance and Responsibility Committee (Chair)
	➢ Wells Fargo & Company	➢ Credit Committee ➢ Governance and Nominating Committee ➢ Human Resources Committee

Directors’ Meeting Attendance

Directors are expected to attend all Board meetings and meetings of committees on which they serve.

The independent directors met without management present at the beginning and end of each meeting of the Board of Directors as well as at the beginning and end of each committee meeting.

The following table is a summary of each director’s attendance at Board and committee meetings in 2008:

		Board Meetings		Committee Meetings	Board and Committee
	Board Meetings	Attended		Attended	Meetings Attended
Director	Attended	%	Committee Meetings Attended	%	%
J.E. Cleghorn	5 of 5	100	7 of 7 Governance and Nominating (Chair)	100	100

T.W. Faithfull	5 of 5	100	3 of 3 Compensation 2 of 2 HSS&E	100 100	100

F.J. Green(a)	5 of 5	100	2 of 2 HSS&E	100	100

K.T. Hoeg	5 of 5	100	10 of 10 Audit	100
			1 of 1 HSS&E(c)	100	100
			1 of 1 Pension(d)	100

R.C. Kelly(b)	3 of 3	100	4 of 4 Audit(d) 1 of 1 HSS&E(d)	100 100	100

J.P. Manley	5 of 5	100	10 of 10 Audit 3 of 3 Governance and Nominating(e) 2 of 2 Pension (Chair)	100 100 100	100

L.J. Morgan	5 of 5	100	3 of 3 Compensation 2 of 2 HSS&E	100 100	100

M. Paquin	5 of 5	100	6 of 7 Audit(c)	86
			3 of 3 Compensation	100	94
			1 of 1 HSS&E(d)	100

M.E.J. Phelps	5 of 5	100	3 of 3 Compensation (Chair)	100
			7 of 7 Governance and Nominating	100	100
			2 of 2 Pension	100

R. Phillips	5 of 5	100	10 of 10 Audit (Chair)	100
			7 of 7 Governance and Nominating	100	100
			2 of 2 Pension	100

H.T. Richardson	5 of 5	100	7 of 7 Audit(c)	100
			2 of 2 Compensation(d)	100	100
			2 of 2 Pension	100

M.W. Wright	5 of 5	100	10 of 10 Audit	100
			7 of 7 Governance and Nominating	100	100
			2 of 2 HSS&E (Chair)	100

Notes:

(a)	As CEO, Mr. Green attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.
(b)	Appointed to the Board on August 7, 2008.
(c)	Resigned from committee on August 7, 2008.
(d)	Appointed to committee on August 7, 2008.
(e)	Appointed to committee on May 9, 2008.

DIRECTORS’ COMPENSATION

Philosophy

The Board of Directors established the following compensation policy for directors in 2003. Cash compensation is targeted at the 50th percentile and long-term incentive (stock-based) compensation at the 75th percentile, resulting in total direct compensation targeted between the 50th and 75th percentiles of the comparator group. This is the same compensation philosophy that applies to CP’s executive compensation; however, the comparator group used to establish competitive pay practices for directors’ compensation is composed of large autonomous Canadian companies with annual revenues between $2 billion and $10 billion. This differs from the Comparator Group used to establish competitive pay practices for executives which is a criteria-based sample of all large autonomous Canadian companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. We use a different comparator group for benchmarking directors’ compensation versus executive compensation because the target population for skilled corporate directors is derived from a different subset of organizations.

CP’s directors’ compensation program shares the same objectives as the Corporation’s executive compensation program: namely, to attract and retain skilled director talent, to pay for performance, and to align with shareholder interests. The compensation elements used to deliver to these objectives include: director annual cash retainers and fees, share ownership requirements and a directors’ Deferred Share Unit (DSU) Plan. These elements are described in further detail below.

Directors who are also employees of CP do not receive any compensation for Board or committee service.

2008 Directors’ Compensation

A competitive market review by the Governance and Nominating Committee performed in August 2008 found that CP’s directors’ compensation was slightly behind the stated philosophy. However, it was decided not to increase directors’ compensation for 2008.

Fees

Directors receive an annual retainer for participating on the Board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.

Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Directors are reimbursed for travel and out-of-pocket expenses related to the Board and committee meetings.

The table below sets out the fee schedule for non-employee directors which remains the same as the fee schedule in 2007.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair	Member	Chair(a)	Member	Chair(a)	Member
	($)	($)	($)	($)	($)	($)
Cash retainer(b)	175,000	30,000	5,000	3,500	10,000	7,000

DSUs	155,000	100,000	—	—	—	—

Meeting attendance fee(b)	(c )	1,500	1,500	1,500	1,500	1,500

Notes:

(a)	Retainers are paid to Committee Chairs in addition to the Committee Member retainer.

(b)	Board and Committee members may elect to receive all or a portion of their cash compensation in DSUs.

(c)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee.

Directors’ Share Ownership Requirements

To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $390,000 in Shares/DSUs within five years of their initial election or appointment to the Board. The Chairman of the Board is required to hold $990,000 in Shares/DSUs within five years of the Chair’s initial appointment. These amounts represent three times their respective annual cash and DSU retainers and were increased in 2007 to be consistent with market median. The CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers.

The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2007 and 2008, the total value of Shares and DSUs held, and the amount needed to meet the minimum share ownership requirement.

								Target
								Date
				Total	Total At-Risk	Multiple of	Minimum	For Share
				Number	Value of Shares	Minimum	Shareholding	Ownership
		Number	Number	of Shares	and DSUs	Shareholding	Requirement	To Be Met
Director	Year	of Shares	of DSUs	and DSUs	($)(a)	Requirement(b)	($)	(b)
J.E. Cleghorn	2008	12,000	19,254	31,254	1,280,777	1.55x	990,000	Already Met
	2007	12,000	14,825	26,825	1,722,702
	Change	0	4,429	4,429	(441,925)

T.W. Faithfull	2008	1,460	18,556	20,016	820,264	2.04x	390,000	Already Met
	2007	1,460	15,962	17,422	1,118,841
	Change	0	2,594	2,594	(298,577)

F.J. Green	2008	27,250	47,102	74,352	3,046,931	0.92x	3,600,000	May 2011
	2007	15,925	42,904	58,829	3,777,998
	Change	11,325	4,197	15,522	(731,067)

K.T. Hoeg	2008	0	5,654	5,654	231,713	0.93x	390,000	May 2012
	2007	0	2,652	2,652	170,311
	Change	0	3,002	3,002	61,402

R.C. Kelly	2008	0	2,560	2,560	104,908	0.35x	390,000	Aug 2013
	2007	0	0	0	0
	Change	0	2,560	2,560	104,908

J. Manley	2008	0	7,695	7,695	315,360	1.25x	390,000	Already Met
	2007	0	5,989	5,989	384,614
	Change	0	1,706	1,706	(69,253)

L.J. Morgan	2008	0	9,190	9,190	376,613	1.34x	390,000	Already Met
	2007	0	6,143	6,143	394,503
	Change	0	3,047	3,047	(17,890)

M. Paquin	2008	100	14,644	14,744	604,216	1.84x	390,000	Already Met
	2007	100	12,218	12,318	791,062
	Change	0	2,426	2,426	(186,846)

M.E.J. Phelps	2008	16,479	9,378	25,857	1,059,601	2.72x	390,000	Already Met
	2007	16,479	7,643	24,122	1,549,115
	Change	0	1,735	1,735	(489,514)

R. Phillips	2008	3,088	24,306	27,394	1,122,624	3.07x	390,000	Already Met
	2007	3,088	20,576	23,664	1,519,702
	Change	0	3,730	3,730	(397,079)

H.T. Richardson	2008	10,000	8,883	18,883	773,810	2.98x	390,000	Already Met
	2007	10,000	5,895	15,895	1,020,777
	Change	0	2,988	2,988	(246,967)

M.W. Wright	2008	1,000	28,508	29,508	1,209,226	2.86x	390,000	Already Met
	2007	1,000	24,554	25,554	1,641,078
	Change	0	3,954	3,954	(431,852)

TOTAL	2008	71,377	195,730	267,107	10,946,043
	2007	60,052	159,361	219,413	14,090,703
	Change	11,325	36,369	47,694	(3,144,660)

Notes:

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2008 ($40.98) and December 31, 2007 ($64.22), and exclude Options.

(b)	Based on the greater of book value or closing price of Shares on the TSX on December 31, 2008 ($40.98).

As at December 31, 2008, the total numbers of Shares and DSUs held by non-employee directors were 44,127 and 148,628, respectively. These Shares and DSUs had a combined total value of $7,899,100.

Directors’ Deferred Share Unit Plan (DSU Plan)

Under the DSU Plan, each director may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. To participate in this aspect of the DSU Plan, the director’s election must be received prior to the beginning of each calendar year. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the Board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable withholding taxes.

In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors receive an initial grant of $100,000 in DSUs upon joining the Board. Directors receive an annual grant of $50,000 in DSUs following each Annual Meeting of Shareholders as part of their stock based compensation; directors also receive a quarterly grant of $12,500 in DSUs. The Chairman receives a quarterly grant of $26,250 in DSUs.

Only non-employee directors participate in the DSU Plan.

Director Compensation Table

The following table provides the total compensation received by non-employee directors in 2008. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees
				Stock Based
	Total Fees	Amount of	Amount of	Compensation	Total	% of Total
	Earned	Fees in DSUs	Fees in Cash	(DSUs)	Compensation	Compensation
Name	($)	($)	($)	($)	($)	Taken in DSUs

S.E. Bachand(a)	30,271	30,271	—	26,650	56,921	100

J.E. Cleghorn	175,000	87,500	87,500	155,000	330,000	74

T.W. Faithfull	63,427	31,713	31,714	106,600	170,027	81

K.T. Hoeg	73,500	73,500	—	100,000	173,500	100

R.C. Kelly	36,153	18,076	18,077	126,573	162,726	89

J.P. Manley	84,961	—	84,961	100,000	184,961	54

L.J. Morgan	63,427	63,427	—	106,600	170,027	100

M. Paquin	67,620	33,810	33,810	100,000	167,621	80

M.E.J. Phelps	78,500	—	78,500	100,000	178,500	56

R. Phillips	97,500	97,500	—	100,000	197,500	100

H.T. Richardson	70,621	70,621	—	100,000	170,621	100

M.W. Wright	97,006	97,006	—	106,600	203,606	100

Note:

(a)	Retired from the Board May 9, 2008

The total compensation in respect of 2008, received by non-employee directors, was approximately $2,166,010. This amount includes the approximate dollar value of DSUs credited to the directors’ respective DSU accounts in 2008.

Directors’ Stock Option Plan (DSOP)

On July 21, 2003, the Board of Directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2008, there were 340,000 Options remaining in the pool.

The following table sets out information relative to current directors who were granted Options under the DSOP prior to its suspension on July 21, 2003.

	Number of						At Risk Value of
	Securities						In-The-Money
	Underlying	Date of		Option	Option	Option	Unexercised
	Unexercised	Grant and		Exercise	Total	Total	Options at Fiscal
	Options	Date of	Option Expiry	Price	Exercised	Unexercised	Year-End
Name	(#)	Vesting	Date	($)	(#)	(#)	($)(a)

J.E. Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	106,880
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	29,520
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	32,640

M. Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	106,880
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	29,520
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	32,640

M.E.J. Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	106,880
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	29,520
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	32,640

R. Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	106,880
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	29,520
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	32,640

M.W. Wright	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	106,880
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	29,520
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	32,640

Note:

(a)	The value of the unexercised in-the-money Options as at December 31, 2008, is the difference between the Option Exercise prices and $40.98 being the TSX closing price for the underlying Shares on December 31, 2008.

BOARD COMMITTEE REPORTS

CP’s Board of Directors has established five committees:

•	Audit Committee

•	Compensation Committee

•	Corporate Governance and Nominating Committee

•	Health, Safety, Security and Environment Committee

•	Pension Committee

The Board has approved terms of reference for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its terms of reference and whether it has fulfilled that mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during 2008.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is satisfied it has fulfilled all responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company audit committee legal obligations and assist the Board in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.

2008 HIGHLIGHTS	In 2008, the Audit Committee, in accordance with its mandate, accomplished the following:
• Financial Reports
√ Reviewed with management, external and internal auditors annual and interim financial statements, notes to financial statements, Management’s Discussion and Analysis prior to publication
√ Reviewed all major issues regarding accounting principles and financial statement presentations
√ Reviewed reports on all critical accounting policies and practices to be used and treatments of financial information within generally accepted accounting principles
• Internal Controls
√ Reviewed management’s report on the effectiveness of internal control systems to assess the effectiveness of the design and operation of internal controls
• External Auditors
√ Selected and recommended, for shareholder approval, appointment of external auditors
√ Reviewed and approved external auditors’ annual audit plan
√ Reviewed external auditors’ compensation and recommended for Board approval
√ Reviewed qualifications and performance of the external auditors
√ Reviewed and assessed external auditors’ independence
√ Reviewed and approved non-audit services by external auditors
√ Reviewed external auditors’ annual report on their internal quality control procedures
√ Oversaw the audit partner rotation process and designated a new audit partner
√ Reviewed guidelines on hiring employees from external auditors
• Internal Audit Function
√ Reviewed and approved internal auditors’ annual audit plan
√ Reviewed regular reports by the internal auditors on the audits performed and monitored management’s responses to matters identified
• Finance, Treasury and Risk Management
√ Reviewed and monitored financing plans including approving the issuance of five and ten year bonds
√ Reviewed activities and plans with respect to Treasury operations
√ Reviewed matters relating to enterprise risk management, including insurance matters
√ Approved updates to the Corporation’s banking authorities and cash investment policies

MEMBERSHIP	• R. Phillips (Chair) • K.T. Hoeg • R.C. Kelly • J.P. Manley • M.W. Wright
All members are “financially literate” as required by the NYSE and the CSA.
Each member is an “audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE GOVERNANCE AND NOMINATING COMMITTEE

The Governance and Nominating Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Overall responsibility for monitoring and assessing the functioning of the Board and its committees, and for developing and implementing good corporate governance practices. Identifies individuals qualified to become Board members and recommends to the Board the director nominees for the annual meetings of shareholders. Oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.

2008 HIGHLIGHTS	In 2008, the Governance and Nominating Committee, in accordance with its mandate, accomplished the following:

• Oversight of Corporate Governance Matters
√ Reviewed corporate governance framework and activities
√ Reviewed corporate governance disclosure • Board and Committee Composition
√ Reviewed the competencies and skills the Board should possess
√ Reviewed the competencies, skills and other qualities existing directors possess
√ Identified and recommended qualified director nominees
√ Reviewed retirement age for directors
√ Appointed members of Committees
√ Retained an external advisor to assist in recruiting director candidates to fill expected gaps in the Board’s composition
• Directors’ Compensation
√ Conducted an annual review of compensation for Board and committee service and recommended no change from 2007
• Board Effectiveness
√ Reviewed and evaluated the performance and effectiveness of the Board, committees and individual directors
√ Assessed the effectiveness of the working relationship and communications between the Board and management
√ Recommended removing mandatory retirement requirements from By-law No. 1
√ Recommended changing the retirement age from 70 to 72 in the Corporate Governance Guidelines
√ Recommended guidelines for discretionary term limits of between five and seven years of service as Board or Committee Chair
• CEO Performance Evaluation
√ Conducted annual performance review of CEO

MEMBERSHIPS
  •  J.E. Cleghorn (Chair)
  •  J.P. Manley, Chair, Pension Committee
  •  M.E.J. Phelps, Chair, Compensation Committee
  •  R. Phillips, Chair, Audit Committee
  •  M.W. Wright, Chair, Health, Safety, Security and Environment Committee

The Committee includes the Chair of each of the other Board committees to enhance communication and overall governance.

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE HEALTH, SAFETY, SECURITY AND ENVIRONMENT COMMITTEE

The HSS&E Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Provides oversight by reviewing with management the environmental, safety and security practices, policies and procedures of CP to monitor their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. Monitors specific environmental, health, safety and security issues and incidents.

2008 HIGHLIGHTS	In 2008, the HSS&E Committee, in accordance with its mandate, accomplished the following:
• Oversight of Health, Safety, Security and Environmental Issues
√ Reviewed existing practices and procedures and their implementation
√ Monitored legislation, regulatory requirements and industry standards
√ Reviewed management efforts focused on prevention and mitigation of problems and incidents
√ Oversight of safety program which produced improvements in train accident and personal injury rates
√ Reviewed legislation and regulatory changes in Canada and the United States

MEMBERSHIPS	• M.W. Wright (Chair) • T.W. Faithfull • F.J. Green • R.C. Kelly • L.J. Morgan • M. Paquin

MAJORITY INDEPENDENT	All members are independent other than F.J. Green

REPORT OF THE PENSION COMMITTEE

The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference available at www.cpr.ca	Assists the Board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.

2008 HIGHLIGHTS	In 2008, the Pension Committee in accordance with its mandate, accomplished the following:
• Oversight of Pension Plans
√ Reviewed and monitored the performance of the defined benefit and defined contribution pension funds
√ Regularly reviewed the financial status of, and funding issues related to, the defined benefit pension option

  √ Reviewed a compliance report regarding compliance of employer contributions with funding policy and legislation and compliance by external investment and asset managers with respect to relevant policies, laws and regulations

√ Reviewed a governance report concerning compliance with pension regulatory requirements for the defined benefit pension plans for U.S. employees
√ Reviewed the pension plan audited financial statements
√ Reviewed a report on the actuarial valuation of the defined benefit pension plan
√ Approved the appointment of the auditor of the pension plan
√ Reviewed and updated the investment policies and procedures for the defined benefit pension plan

MEMBERSHIP	• J.P. Manley (Chair) • K.T. Hoeg • M.E.J. Phelps • R. Phillips • H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference.

MANDATE Full Committee Terms of Reference are available at www.cpr.ca	Fulfill applicable public company compensation legal obligations and assist the Board in discharging responsibilities relating to the appointment, compensation and reporting relationships of the Corporation’s executives; the compensation philosophy of the Corporation; the adoption and amendment of incentive compensation plans; the establishment of performance objectives for senior officers; and succession plan.

2008 HIGHLIGHTS	In 2008, the Compensation Committee, in accordance with its mandate, accomplished the following:
• Compensation Philosophy
√ Considered compensation philosophy generally and reviewed reports from its independent advisor
√ Reviewed design of cash-based and equity-based compensation plans to respond to issues associated with economic volatility and dilution constraints
√ Reviewed total compensation for officers of the rank of Vice-President and above
√ Reviewed executive share ownership guidelines and increased the minimum ownership requirements for senior and executive vice-presidents
√ Reviewed the market competitiveness of executive pay relative to compensation philosophy
√ Requested and reviewed an analysis of pension plan design alternatives and their impact on plan funding requirements and volatility
• Succession Planning
√ Made recommendations to the Board for Executive Officer appointments and the associated impacts on their total compensation
• Chief Executive Officer Performance and Compensation
√ Reviewed the performance goals of the CEO
√ Evaluated the CEO performance and recommended CEO compensation to the independent directors of the Board
√ Reviewed a look forward total take (pay for performance) analysis for the CEO’s potential compensation from 2007-2011
• Disclosure
√ Approved the Compensation Discussion and Analysis for the Circular

MEMBERSHIPS	• M.E.J. Phelps (Chair)
• T.W. Faithfull
• L.J. Morgan
• M. Paquin
• H.T. Richardson

100% INDEPENDENT	All members met Board approved independence standards. Standards derived from the NYSE corporate governance rules and CSA corporate governance guidelines and are available at www.cpr.ca.

COMPENSATION DISCUSSION AND ANALYSIS

Principles and Objectives of CP’s Executive Compensation Program

CP’s executive compensation program is designed to:

•	motivate sustained high levels of performance;

•	reinforce CP’s business strategy;

•	reward leaders who create long-term value for our shareholders;

•	build equity in the Corporation; and

•	support CP’s vision and values of delivering results, leadership, teamwork, improvement and innovation.

CP provides a competitive compensation opportunity, with a significant proportion of pay at risk that is earned only through successful execution of key performance drivers. Our pay for performance philosophy is clear: when we do not perform, we do not pay. 2008 was a challenging performance year for many companies including CP. In the first half of 2008, CP’s stock price continued to show growth despite high fuel prices and a softening economy. In the second half of 2008, operating results continued to deteriorate and CP’s stock price fell significantly but in line with the general markets and its US peers. As a result:

•	our annual incentive plan did not pay to any participants, including for those who otherwise achieved individual performance targets, since corporate performance did not exceed our performance threshold, or “circuit breaker”, of at least $1.1 billion of operating income;

•	our performance-contingent Options (PSOs) only vest if our key industry metric of operating ratio out-performs pre-determined hurdles. Those hurdles were not achieved in 2008 so no PSOs vested;

•	our regular Options, which are the other part of our long-term incentive plan, lost value consistent with the overall decline in the stock market, as a result of which the last four years of grants are “under-water” and so currently have no realizable value;

•	we have share ownership guidelines for our executives and programs to assist our executives and employees to build equity in the Corporation. These programs include:

•	the ability to defer annual bonus into DSUs. This is a tax-effective way for Executive Officers to build share ownership. The value of these DSUs cannot be liquidated until after terminating employment;

•	our ESPP is available to all employees and the Corporation partially matches investments in CP Shares; and

•	for executives with share ownership requirements, CP will partially match their investment with DSUs. The match is subject to 3-year vesting and the value can only be realized after terminating employment.

As a result of the decline in our share price, CP’s executives, like our shareholders, lost significant value in 2008. Because of the nature of our long term incentive programs, and because of the commitment of our executives to sustained share ownership, our executives have lost proportionally more value than our shareholders. Our executives have lost, on average, 80% of the value of their equity value in CP. As a result, some of them are now below their required share ownership levels, and those executives have made additional purchases to reduce the shortfall.

The economic downturn has intensified CP’s cost-cutting focus. As part of an overall effort to reduce operating and capital costs, the CEO has voluntarily reduced his salary for 2009, and salaries for the other NEOs have been frozen. In addition, a number of changes have been made to CP’s overall compensation programs for 2009:

•	the annual salary program which is usually implemented on April 1 for management employees has been deferred. This decision will be revisited later in the year once the impact of the economy on business conditions is better known;

•	the annual incentive plan will be based on new performance measures that focus directly on cost reduction and preservation of financial flexibility;

•	the Corporation’s partial matching of investments in CP Shares under the ESPP will be suspended; and

•	the long term incentive plan has been redesigned in response to changing market practices and to significantly reduce dilution. Options will be limited to one-half of the long term incentive award for the executive group. A new performance share unit (“PSU”) plan will be the primary long term incentive vehicle for management and will form the other half of the long term incentive award for the executive group. PSUs will have vesting fully contingent on two performance measures (relative total shareholder return compared to the S&P/TSX 60 and return on capital employed).

Key Performance Drivers

CP’s incentive plans provide a clear performance focus:

•	operating income is the measure for the corporate performance component of our annual incentive plan, and it acts as a performance hurdle, or circuit breaker, for any payments under the plan, including the individual performance component;

•	operating ratio, a key industry benchmark, determines whether our PSOs vest;

•	Share price, is the driver of value earned through our Options and our PSOs; and

•	individual performance goals are pre-determined and are designed to support overall business success and execution of our business strategy.

Risk Profile and Risk Management

The recent downturn in volumes and fluctuating fuel costs have resulted in a very challenging business environment. Ours is a capital intensive business. We need to maintain our assets and manage short term variability for long term growth. Above all else, we must ensure the safety of our employees and the communities in which we operate is our top priority.

Given these complexities, we believe that our compensation philosophy and programs achieve an appropriate balance of focusing attention on key business drivers, rewarding performance achievements, and aligning our executives with our shareholders’ long-term interests, while not encouraging excessive or inappropriate risk-taking.

An important part of that balance is our pension plan and supplemental pension plan. The defined benefit option, in which all NEOs have elected to participate, allows the individual to rely upon a pre-determined pension value with the Corporation taking the investment risk. This design provides a balance to the executives’ otherwise highly-performance driven compensation; its design supports retention, particularly at the end of a long-career.

Effective succession planning is a key risk management area that is overseen by the Compensation Committee. CP has a comprehensive succession plan in place with detailed annual reporting to the Compensation Committee. The smooth transition of our CEO over a period of several years is an example of the process at work, as is the recruitment of our current CFO who brings deep industry expertise and supports CP’s ability to execute on its business strategy to become the most fluid and most efficient Class I Railroad.

Compensation Elements for Executive Officers

The following table summarizes the various elements of CP’s executive compensation plan, how they are determined, and how each of them fit into our overall compensation philosophy. The compensation package for Executive Officers is composed of the following elements: base salary, annual cash incentives, long-term equity-based incentives, pension and other compensation. The target value of each element, as a percentage of base salary, varies in accordance with the individual’s level in the organization and is regularly reviewed against competitive practice.

Alignment/Fit With
Overall
		Performance	Determination of	Compensation
Compensation Element	How It Is Paid	Period	Element	Objectives
Base Salary	Cash	Annual	Salaries are benchmarked to the 50th percentile of the Comparator Group and are linked to the performance, scope of responsibilities and experience of each executive	- Attract and retain highly qualified leaders: benchmarking against the Comparator Group ensures base pay is competitive

Annual Incentive – Performance Incentive Plan	Cash	Annual	Target awards are based on the executive’s level in the organization and are benchmarked to the 50th percentile of the Comparator Group; actual payouts are based on achievement of corporate and individual objectives	- Attract and retain highly qualified leaders through an opportunity to earn a market-competitive level of cash incentives based on annual performance
- Motivate high corporate and individual performance

	DSUs	Until termination of employment	At the executive’s election, units are awarded in lieu of cash payout of the annual incentive to facilitate achievement of share ownership requirements	-Sustained alignment of executive and shareholder interests; since the value of DSUs is directly related to share price and cannot be liquidated until six months after termination of employment

Alignment/Fit With
Overall
		Performance	Determination of	Compensation
Compensation Element	How It Is Paid	Period	Element	Objectives
Long-Term Incentive – MSOIP	Regular Options	Up to 10 years	Regular Options are granted based on the executive’s level in the organization, with the value targeted at the 50th percentile of the Comparator Group. Options vest 50% on the second anniversary of the grant and 50% on the third anniversary	- Align executive and shareholder interests over the longer term: actual value realized depends on share price performance
- Attract and retain highly qualified leaders by providing a competitive incentive opportunity

PSOs	Up to 5 years and 3 months	PSOs are granted to Executive Officers. The opportunity is designed to target total long-term incentives at the market 75th percentile. They vest only upon achievement of predefined financial goals	- Focus the leadership team on achieving challenging performance goals, with the value received driven by share price improvement. Align executive and shareholder interests
- Attract and retain highly qualified leaders

Pension	Defined Benefit and Defined Contribution pension plans		Pension benefit is based on pay and service and is designed to be market competitive	- Attract and retain highly qualified leaders. Provide an appropriate risk management balance to an otherwise highly-performanced pay package

CP benchmarks all compensation elements against competitive market information for the Comparator Group, which is a criteria-based sample of publicly-traded Canadian companies of a similar size (with annual revenues exceeding $1 billion) as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the consultant’s survey. The 2008 Comparator Group is listed in Appendix 1. Compensation elements are targeted at the median of this Comparator Group, with the exception of the performance contingent Options, which are subject to challenging performance goals, and are designed to target the long-term incentive pay of our Executive Officers at the 75th percentile of the Comparator Group. As a result, total compensation is targeted between the 50th and 75th percentiles, and is typically midway between those two points. Actual pay received is highly dependent on performance, particularly share price performance.

The overall compensation package has significant pay subject to performance risk, as shown in the table below. Pension values have not been included in this calculation since they are highly dependent on employee demographics and actuarial assumptions; their inclusion would distort this description of the compensation design intent.

		Short Term	Long-Term	Total Pay
	Base Salary	Incentives	Incentives	at Risk
Title	(%)	(%)	(%)	(%)
CEO	21	18	61	79

CFO	16	11	73	84

Senior Vice-President	37	17	46	63

Vice-President	46	17	37	54

1.	Base Salary

Salaries are targeted at the median of the competitive marketplace, defined as publicly-traded Canadian companies. The Compensation Committee commissions an analysis of market data and reviews management’s recommendations for any changes against that data. The Compensation Committee recommends any changes to the Board of Directors, or, in the case of the CEO, to the Governance and Nominating Committee of the Board. Actual individual salary levels are determined according to a number of factors, including the individual’s performance, responsibilities, and experience. Executive Officer salaries are, on average, at the 50th percentile of the Comparator Group.

Base salaries are reviewed annually as part of CP’s performance management program. All employees, including executives and the CEO, are required to set objectives annually which guide and focus their work performance over the year. Performance against those objectives is assessed mid-year and at year-end through performance review discussions with the executive’s manager, including input from the CEO if the executive is not a direct report of the CEO. Following the year-end assessment, a formal performance rating is recorded which provides the basis for any increase to base salary.

Base salary increases for Executive Officers are recommended to the Compensation Committee by the CEO after consultation with their managers (where the individual is not a direct report of the CEO) and the Vice-President Human Resources and Industrial Relations. In the case of the CEO, the Governance and Nominating Committee assesses his performance against his personal objectives, and based on that assessment, the Compensation Committee makes a recommendation concerning any changes to base salary to the Governance and Nominating Committee.

2.	Annual Incentive Plan

All non-unionized employees, including Executive Officers, participate in CP’s Performance Incentive Plan. This plan provides an opportunity for employees to earn an annual cash award based on the achievement of corporate targets (the corporate component) and specific individual performance objectives through the performance management program described above (the individual component). Each year, key performance measures are set by the Board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, with the Compensation Committee (subsequently approved by the independent directors of the Board of Directors).

Awards under the Plan are not paid if minimum performance targets are not met. If target performance levels are attained, the target award level is payable. If performance is exceptional, then an award in excess of the target may be approved by the Board. The maximum bonus opportunity for exceptional CP financial performance and individual contribution is 200% of the target award level. The level of performance and the award itself are interpolated if they fall between threshold, target and maximum levels.

Individual ratings reflect the achievement of pre-established individual performance objectives and are evaluated and calibrated through CP’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, a “circuit breaker”, which is set annually by the Board. In addition, unsatisfactory individual performance will result in no award being paid under either the corporate or individual components of the Plan.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2008 annual incentive plan are as follows:

	Target Award
	as a percentage		Individual
	of base	Corporate Component	Component
Level	salary (%)	Weighting (%)	Weighting (%)
CEO	85	75	25

Other NEO	40 – 65	75	25

Other Executive Officers	35 – 45	75	25

Senior Managers	20 – 25	60	40

Remaining Participants	5 – 15	50	50

The ultimate award payable to a participant under the plan is the sum of the corporate and individual components calculated as follows:

Corporate Component:  base salary × target award level × corporate component weighting × the corporate payout percentage; plus

Individual Component:  base salary × target award level × individual component weighting × individual payout percentage.

Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers and the aggregate of all awards payable under the annual incentive plan.

For performance in 2008, the corporate component had a target of $1.229 billion in operating income. Operating income is defined as revenues less expenses (excluding unusual items) and is based on an assumed foreign exchange rate and average fuel price.

Actual 2008 operating income was $1.057 billion. This was below the level required for a threshold award, which is 50% of target awards. It was also below the minimum level or “circuit breaker” required to pay any awards under the annual incentive plan whether earned under the corporate or individual components. As a result, there was no annual incentive plan payout for any employees including the CEO, NEOs and all other executives.

Executive DSU Plan

The Executive DSU Plan is designed to promote sustained alignment of interests between executives and shareholders, to help executives build equity in CP and meet their share ownership requirements. Under the Executive DSU Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When any annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.

DSU participants may redeem their DSUs only after termination of employment or retirement. In addition, DSUs granted after December 31, 2004 may not be redeemed until at least 6 months following cessation of the participant’s employment. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CP will contribute one DSU for every three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CP will contribute one DSU for every four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CP match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.

3.	Long-Term Incentives

Management Stock Option Incentive Plan

CP awards grants of Options through the Management Stock Option Incentive Plan (MSOIP) in order to focus management’s performance on key financial and shareholder performance, align the interests of management with those of shareholders and encourage participation in the long-term growth and financial success of CP, thereby increasing shareholder value. The long-term performance focus of Options, and the multi-year vesting requirements also encourages executives to continue their employment with the Corporation in alignment with the objective of management retention.

CP uses Options to provide a market-competitive long-term equity incentive compensation opportunity. Options align well with CP’s pay for performance philosophy since Option holders gain only when shareholders do. In addition, CP grants PSOs to its Executive Officers. These have a shorter term and specific performance hurdles, based on the industry’s key operating ratio measure. If the operating ratio hurdles are not reached, the Options do not vest. These PSOs have a higher risk than other long-term incentive vehicles in the marketplace because the performance goals have to be achieved for the Options to vest and the share price must increase for the Options to have value.

The Compensation Committee makes recommendations to the Board of Directors regarding grants of Options to Executive Officers. The number of Options is determined by dividing a targeted dollar amount (determined by market surveys), which is expressed as a percentage of the recipient’s salary, by the theoretical value of an Option. That value is determined by broadly used valuation models that estimate the probable future payout, applied to the last closing price of Shares immediately prior to the approval of the Grant. Neither the amount, nor the terms, of previously granted Options are taken into consideration in determining the size of a new grant.

Under the terms of the MSOIP, the maximum number of Shares that may be reserved for issuance to insiders as Options is 10% of the number of Shares outstanding. The maximum number of Options which may be granted to insiders within a one year period is 10% of the number of Shares outstanding and to any one insider is 5% of the number of Shares outstanding. The maximum number of Options which may be granted to any one individual is 5% of the number of Shares outstanding at the time of the reservation.

Options are CP’s primary long-term incentive vehicle. Notwithstanding the limits noted above, the dilution level, measured by the number of Options available for issuance as a percentage of outstanding Shares continues to be capped at the discretion of the Board, at 7%.

The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. For 2008, the Compensation Committee authorized a pool of 100,000 Options for issuance by the CEO under this authority from which he granted 41,100 Options to 36 employees for the purposes of performance recognition and retention.

Participants in the MSOIP are granted a number of Options exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The exercise price of Options, or attached Tandem SARs, may not be reduced without shareholder approval. The following table illustrates Options outstanding as of December 31, 2008:

	Number of	Percentage of
As at December 31, 2008	Options/Shares	Outstanding Shares
Options already granted and outstanding	7,559,143	4.9

Options available to grant	1,994,861	1.3

Since the inception of the MSOIP in October 2001, a total of 15,078,642 Shares have been made available for issuance under MSOIP from which 5,524,638 Shares have been issued through the exercise of Options. No financial assistance is provided to Option holders to facilitate the purchase of Shares under the MSOIP. In addition, CP has a policy that prohibits employees from forward selling Shares that may be delivered upon the future exercise of Options under MSOIP or otherwise monetizing Options granted under the MSOIP other than through exercising the Option and selling the Shares in a public venue.

CP grants regular Options and PSOs with the following features:

•	regular Options expire ten years from the date of grant; half become exercisable on the second anniversary of the grant and the balance on the third anniversary; Tandem SARs are attached to half of them which have consistent vesting requirements.

•	PSOs expire in 5 years and 3 months, and have a one-year time vesting requirement in addition to the performance-vesting requirement. They do not have Tandem SARs attached.

For the 2008 grant, fifty percent will vest upon CP attaining an annual Operating Ratio of 73.5% prior to 2011, and the remaining fifty percent will vest upon CP attaining an annual Operating Ratio of 72% prior to 2013 (operating ratio targets are based on assumed US dollar exchange rates and fuel price). Based on 2008 Operating Ratio performance, none vested during the year.

An Option will expire before its normal expiry date if: (a) an Option holder resigns from his or her employment, in which case the Option will expire in 30 days; (b) an Option holder’s employment is terminated without cause, in which case the Option will expire in six months; (c) an Option holder’s employment is terminated for cause, including where an Option holder resigns after being requested to do so as an alternative to being terminated for cause, in which case the Option will expire immediately; (d) an Option holder dies, in which case the Option will expire in 12 months. An Option will continue to vest and expire on its normal expiry date if an Option holder’s employment ceases due to permanent disability or an Option holder retires upon attaining the mandatory or early retirement age established by CPRC from time to time, except that an Option granted after August 2, 2006 will expire on the earlier of its normal expiry date and five years after the Option holder retires upon attaining the mandatory or early retirement age.

If an Option will expire during a blackout period, it will be extended beyond its normal expiry date to a date 10 business days after the date on which the blackout period ends, provided that if a further blackout period is imposed prior to the end of the extension, the Option term will be further extended at the end of the additional blackout period so that the number of days during which Option holders are able to exercise the Options is extended for a total of 10 business days.

Options may be assigned only to an Option holder’s family trust, personal holding corporation, or retirement trust or a legal representative of an Option holder’s estate or a person who acquires the Option holder’s rights by bequest or inheritance.

The Board may amend the MSOIP, but no amendment may be made without required regulatory or shareholder approvals. No entitlements have been granted under the MSOIP which require ratification by shareholders.

4.	Pension

CP maintains a contributory defined benefit pension plan which enables pensions to be paid to eligible officers and employees of CP at retirement. This plan comprises a Basic Pension Plan, which is a registered pension plan under the Income Tax Act, and a Supplemental Pension, which provides retirement benefits in excess of the benefits payable from the Basic Pension Plan. Under the combined Basic and Supplemental Pension Plans, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan.

Under the Basic Pension Plan, annual incentive plan awards approved by the Compensation Committee are included in the calculation of pensionable earnings for management service accrued after 2000. The best five-year average of such awards is limited to the individual’s target level at retirement. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the retiree and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index (CPI). This indexation increase is capped at 3% in any given year. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act. Due to these Income Tax Act maximums, the primary pension value for Executive Officers is derived from CP’s non-contributory Supplemental Pension Plan described below.

The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. For Members joining the Supplemental Plan prior to October 1, 2008, annual incentive plan awards are included in the calculation of pensionable earnings for all years of service (rather than just service after 2000 as provided for in the Basic Pension Plan described above). Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60 with two years of pensionable service. The Supplemental Pension Plan also provides prior deemed service benefits for executives who are hired in mid-career in order to enable the Corporation to attract and retain this target talent group. These additional benefits are subject to a five year vesting period.

A defined contribution (“DC”) pension Option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension Option and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly hired non-unionized employees have the Option to participate in either the defined benefit or DC pension Option.

5.	Other Compensation

ESPP

All employees have an impact on CP’s success and share ownership enhances the linkage of employees’ interests with those of shareholders. The ESPP provides a mechanism for eligible CP employees to acquire Shares through payroll deductions.

Contributions by CP and by eligible employees are used to make purchases of Shares on the open market. CP purchases and contributes one Share for every three Shares purchased by eligible employees to a maximum of six percent of the employee’s salary. Employees may contribute to the ESPP to a maximum of ten percent of their base salary. In no case will Shares be issued from treasury in connection with the ESPP. Shares contributed by CP will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CP match.

As of December 31, 2008, approximately 67% of employees are participants in the ESPP.

Perquisites

Executive Officers participate in a flexible perquisites program by choosing the perquisite package that best suits their needs. Annual amounts of flex perquisite dollars are provided by CP based on the actual cost of providing various levels of financial counseling, automobile benefits, and club memberships. Flex dollars are applied towards the cost of the perquisites. At year end, any unused flex dollars are paid out as taxable income. The following table summarizes the 2008 annual value of flex perquisites by level.

CEO	Executive VP	SVP/VP
$46,800	$40,300	$35,200

Share Ownership Guidelines

CP has share ownership guidelines in place for each of its Executive Officers which are set in proportion to the Officer’s management level. The guidelines specify a level of share ownership, expressed as a multiple of the NEO’s current base salary, that the individual is required to hold as long as he or she is employed. Share ownership is calculated based on the greater of the acquisition price and the market value of the shares as of December 31, 2008. In 2008, following a review of competitive market practice, the minimum ownership requirement for the senior vice president level was raised from 1 times salary to 2 times, and for the executive vice president level from 2 times salary to 2.5 times.

Shares, DSUs and RSUs are included in determining an Executive Officer’s ownership level. The following table sets out the current holdings of the NEOs, using the greater of acquisition value and the closing price of CP Shares on December 31, 2008, which was $40.98 per share:

	Minimum	Total Share Ownership
	Ownership	Market value	Greater of market
	Requirement as a	at December 31,	and Acquisition
NEO	Multiple of Salary	2008 ($)	($)	Multiple of Salary
F.J. Green	4x	3,224,158	3,483,398	3.9x

K.B. McQuade(a)	3x	851,235	1,464,139	3.2x

M.M. Szel	2x	804,324	816,570	2.5x

B.M. Winter	2x	623,166	637,459	1.9x

P.A. Guthrie	1x	291,340	304,474	1.0x

Note:

(a) Ms. McQuade is subject to share ownership guidelines of three times salary. See Employee Contracts on page 43.

Each Executive Officer is expected to achieve the applicable minimum level of share ownership within a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion. Due to the recent market downturn, some Executive Officers have fallen below their ownership guideline and have purchased additional shares to reduce their shortfall. Prior to autumn of 2008, all Executive Officers were at or above their share ownership guidelines with the exception of one officer who is still within his five-year acquisition period.

PERFORMANCE GRAPH

The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning December 31, 2003 to the period ending December 31, 2008.

	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2007	Dec 2008
CPRL	100.00	113.69	136.44	174.09	184.34	119.60
S&P/TSX Composite Index	100.00	114.48	142.10	166.63	183.01	122.61

Consistent with the overall market downturn, CP’s Share price declined in 2008, as is illustrated in the graph above. Compensation for CP’s NEOs has also declined in 2008, driven by three significant factors:

•	The annual incentive plan did not pay for performance in 2008 ($1.3 million decrease from the previous year);

•	The annual pension value for the CEO is lower by $2 million in 2008 than in 2007, since there was a large increase in value in 2007 caused by his cash compensation pay increases related to his promotion to CEO; and

•	2007 numbers included $2 million of new hire long-term incentives for the now EVP CFO.

Notwithstanding significant volatility in the interim years, total aggregate NEO compensation for 2008 is consistent with that of 2004, refer to table below for details.

It is important to note that by the end of 2008, CP’s executives had lost on average 80% of their equity-based exposure to CP (from share holdings, DSUs, in-the-money value of Options, and in select cases RSUs and PSUs) and they received no award under the annual incentive plan for performance in 2008. This illustrates that CP executives have a significant amount of pay at risk and have experienced an even greater reduction in value than the shareholders.

COST OF MANAGEMENT RATIO

In an ongoing commitment to open and transparent disclosure that will be of value to shareholders, the following table shows the total aggregate compensation for those individuals identified as active NEOs at year end in the Proxy Circular issued in the year following each of the last five fiscal years noted below, expressed as a percentage of net income after tax. The total aggregate compensation is the sum of the total annual compensation value as reported in the Summary Compensation Table.

	2008	2007	2006	2005	2004
Total aggregate NEO compensation ($millions)(a)	10.3	13.9	9.7	13.6	10.1
Net income ($millions)(b)	619.0	946.2	796.3	543	413
As a percentage of net income	1.7%	1.5%	1.2%	2.5%	2.5%

Notes:

(a)	Named Executive Officers by year include:
2008 — Mr. Green, Ms. McQuade, Ms. Szel, Mr. Winter, Mr. Guthrie
2007 — Mr. Green, Mr. Lambert, Ms. McQuade, Ms. Szel, Mr. Winter
2006 — Mr. Green, Mr. Lambert, Mr. Foot, Ms. Szel, Mr. Winter
2005 — Mr. Ritchie, Mr. Waites, Mr. Green, Mr. Foot, Ms. Szel
2004 — Mr. Ritchie, Mr. Waites, Mr. Green, Mr. Foot, Ms. Szel

(b)	Net income as reported in the Annual Reports

Compensation Consultant

In discharging its mandate, the Compensation Committee engaged Towers Perrin to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information and advice on appropriate comparator organizations, current market practice and best practices with regard to compensation philosophy, pay mix, short and long-term incentive plan design, indirect compensation, contractual arrangements, and regulatory requirements including disclosure of executive compensation. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs. The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin.

The Compensation Committee has a formal mandate that outlines Towers Perrin’s role and terms of reference as the independent advisor to the Compensation Committee. In 2008, the Compensation Committee performed its annual assessment of the advisor’s independence and confirmed that its advisor is independent. The advisor has a clear reporting relationship to the Compensation Committee, has regular meetings with the Committee without management present, and all executive compensation consulting work is commissioned by, reported to, and managed by the Chair of the Compensation Committee. In addition, the advisor has provided written confirmation that Towers Perrin has well established safeguards to maintain the independence of its executive compensation advisor which include compensation protocols, internal reporting relationships, and formal policies to prevent any potential conflict of interest.

Since Towers Perrin also provides actuarial, pension and benefit services to the Corporation, the Compensation Committee applies a financial independence test and considers the advisor independent if the fees earned by Towers Perrin from the Corporation do not exceed 1% of Towers Perrin’s annual revenue. In 2008, Towers Perrin earned $199,072 in fees for executive compensation services and $1,639,432 for actuarial and benefits services. The total fees present less than 0.2% of Towers Perrin’s total revenue.

NEO COMPENSATION FOR 2008

CEO COMPENSATION

Mr. Frederic J. Green, CEO

Annually, the Compensation Committee commissions a review of target and actual compensation paid to chief executive officers of the Comparator Group in order to assess the competitiveness of the CEO’s compensation. The Compensation Committee undertakes the following process to evaluate the CEO’s individual contribution to CP’s performance. At the beginning of the year, the CEO provides the Governance and Nominating Committee members with a written self-evaluation of his performance against the prior year’s objectives and against his general accountability statement. The Chairs of the Board and of the Compensation Committee lead a Board discussion to carefully assess the CEO’s performance and finalize the evaluation. Based upon the recommendation of the Compensation Committee, the total compensation of the CEO is approved by the Governance and Nominating Committee.

At year end, the Compensation Committee works with the CEO to set his performance objectives for the following year.

Mr. Green is a participant in CP’s Performance Incentive Plan, MSOIP and ESPP. His base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while his stock based compensation is targeted at the 75th percentile. As a result, Mr. Green’s total compensation is positioned at the 64th percentile of CEOs in the Comparator Group.

In addition, the Compensation Committee has had their consultant stress-test the CEO’s compensation arrangements to confirm that CEO total compensation is clearly differentiated depending on various financial and market performance scenarios, against the Corporation’s multi year plan, and against the target pay which they established for him.

(a)	Base Salary

Effective April 1, 2008, Mr. Green’s annual salary was increased 2.9% from $875,000 to $900,000 to reflect the market value of his role and his 2007 performance which was rated as having more than achieved his performance goals and expectations. Effective January 1, 2009, Mr. Green took a voluntary 5% reduction to his 2009 salary, decreasing it from $900,000 to $855,000.

(b)	Annual Incentive Plan

Under the Performance Incentive Plan, Mr. Green’s target award level was increased to 85% of base salary effective January 1, 2008. 75% of Mr. Green’s target award level, equivalent to 63.75% of his base salary is contingent upon corporate performance and 25% of Mr. Green’s target award level, equivalent to 21.25% of his base salary, is attributable to his individual performance against specific financial and non-financial objectives.

As a result of the Corporation not achieving its operating income target for the corporate component of the plan, no bonus was payable for that portion of the award. Although Mr. Green’s individual performance would have resulted in a payout under the individual component of the plan, because the minimum level of $1.1 billion operating income required to have any bonus paid out under the plan was not achieved, Mr. Green received no bonus payout under either the individual or corporate component.

Assessment of CEO Individual Performance

Financial targets for 2008 performance for both the CEO and the other NEOs were established early in the year and, notwithstanding the broad economic downturn, were not adjusted. As a result of the impact of the economic downturn on our financial performance, and in particular on our revenues, no awards were paid under our annual incentive plan although significant improvements were made to mitigate the negative impact and to respond to the difficult economy.

Objective		Performance
Weighting	Objective	Achieved
35%	Pursue various opportunities per strategic plan and recommend action to the Board of Directors. Successfully integrate Dakota, Minnesota & Eastern Railroad Corporation acquisition.	Achieved Target

30%	Financial targets — including operating income, top-line revenue growth, operating ratio, free cash after dividends, earnings per share, return on equity, sustaining strong analyst and investor relationships, governance and risk management.	Did Not Meet Target

20%	People/organization — including leading the evolution of CP to become the safest and most fluid railroad in North America; senior succession planning and talent management throughout CP; establishing innovation as an integral part of CP culture while maintaining a sustained focus on safety and execution excellence.	Achieved Target

15%	Service and operations — including improving safety as measured by personal injuries, train accidents; completion of environmental audits; customer engagement/relationship building.	Achieved Target

(c)	Management Stock Option Incentive Plan

Under MSOIP, Mr. Green was granted 76,300 regular Options and 122,100 performance Options on February 19, 2008, at an exercise price of $71.69, the market price immediately preceding the approval of the grant. These grants had a theoretical value of $2,625,790 as disclosed on the Summary Compensation Table on page 39.

(d)	Relative Weightings

The relative weightings of the various components of the 2008 design of Mr. Green’s total compensation as CEO, based on his year-end target award levels under the Performance Incentive Plan and MSOIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation
Base Salary	16

Performance Incentive Plan	14

MSOIP	48

Pension (service and compensation costs)	17

All Other Compensation (including perquisites and benefits)	5

Total	100

OTHER NEO COMPENSATION FOR 2008

Each year, the Compensation Committee reviews the total annual compensation payable to the NEOs with respect to all of their compensation. The following table summarizes the NEOs’ salary increases in 2008 as well as their target award levels under the incentive plans. These target levels remained unchanged in 2008:

	Salary	Short Term	Long Term
Name	Increase	Incentive Target	Incentive Target
K.B. McQuade	2.7%	65%	450%

M.R. Lambert	3.6%	55%	175%

M.M. Szel	3.4%	45%	125%

B.M. Winter	5.8%	45%	125%

P.A. Guthrie	4.5%	40%	100%

The following is a synopsis of each NEO’s 2008 individual objectives and their performance against them. Financial targets for 2008’s performance established early in the year were not adjusted in light of the economic downturn. As well, none of the NEOs will receive an increase to base salary for 2009.

Ms. Kathryn B. McQuade, CFO

Effective September 4, 2008, Ms. McQuade was appointed CFO following Mr. Lambert’s departure from the Corporation. There was no change to her compensation package as a result of this new assignment.

The following objectives relate to her former role as COO. Ms. McQuade’s overall performance in 2008 was based on the assessment of her performance against these objectives for the first nine months and against the objectives of the CFO for the remainder of the year.

Objective	Objective	Performance
Weighting	1st Quarter to 3rd Quarter	Achieved
35%	Coordinate initiatives related to the acquisition of the Dakota, Minnesota & Eastern Railroad Corporation including leading a successful transition and implementation of the safety integration plan.	Exceeded Target

25%	Lead IT and Strategic Sourcing Group — ensure continued focus on talent management, successful implementation of best shoring initiative.	Achieved Target

20%	Responsible care — improve safety as measured by personal injuries, train accidents; lead environmental initiatives; ensure compliance with all North America security requirements.	Exceeded Target

15%	Service and productivity — achieve targets for operational efficiency, strategic projects, focus on talent management within the operations organization; continue to develop relationships with leaders at other Class I railways.	Achieved Target

5%	Financial results — meet specific targets for operating income, top line revenue growth, operating ratio, free cash after dividends, earnings per share, return on equity.	Did Not Meet Target

The following objectives relate to Ms. McQuade in her role as CFO and applied to her during the 4th quarter of 2008.

Objective	Objective	Performance
Weighting	4th Quarter	Achieved
40%	Financial results — meet specific targets for operating income, top line revenue growth, operating ratio, free cash after dividends, earnings per share. Develop strong analyst and major investor relationships.	Did Not Meet Target

25%	Business initiatives — systemic change strategy for the improvement of finance and accounting processes across the Corporation including a robust plan for organization and skills. Advance strategies in enterprise risk management, hedging and pension plan management.	Exceeded Target

20%	Specified strategic initiatives — develop financing plan for future business opportunities.	Exceeded Target

15%	People/organization — external leadership, employee engagement, financial competency required to provide enhanced support to the business.	Achieved Target

Ms. Marcella M. Szel, Senior Vice-President — Sales and Marketing

The following summarizes Ms. Szel’s individual performance objectives for 2008.

Objective		Performance
Weighting	Objective	Achieved
40%	Quality revenue and customer growth targets — includes top line commodity growth, competitive total price improvement, build new customer opportunities, ongoing book of business assessment, renegotiate key contracts, and engage and sustain strong customer relationships.	Partially Achieved Target

10%	People/Organization — raise engagement levels, communication of vision/goals/plan, succession planning and development plans, strengthen team.	Achieved Target

25%	Service, Productivity, Fluidity — deliver equipment rents budget, car velocity improvements, specific systems implementations, reduce cost to serve, manage pipelines and customer-related efficiency projects.	Achieved Target

25%	Specified strategic initiatives — develop new markets and facilities, contribute to regulatory agenda.	Achieved Target

Mr. Brock M. Winter, Senior Vice-President — Operations

The following summarizes Mr. Winter’s individual performance objectives for 2008.

Objective		Performance
Weighting	Objective	Achieved
30%	Maximize throughput through the western corridor by implementing new operating plans and principles; implement new bulk commodity unit train designs optimizing the use of distributed locomotives to improve service and efficiency; implement actions to increase train productivity through new train design and utilization of our investments to increase double tracks and siding lengths; implement engineering excellence initiatives to improve planning and execution of track program; pursue various system automation initiatives.	Exceeded Target

20%	Safety — reduce FRA personal injury frequency per 100 employees. Reduce FRA train accident frequency per million train miles. Reduce Non-FRA train accidents.	Exceeded Target

20%	Service and Productivity — improve on time destination performance for all trains.	Partially Achieved Target

20%	Financials — achieve Operations approved budgets with target train production costs.	Partially Achieved Target

10%	People/Organization — succession and development plans in place for all direct reports and senior positions; successful conclusion and implementation of all collective agreements in both Canada and US.	Achieved Target

Mr. Paul A. Guthrie, Vice-President — Law

The following summarizes Mr. Guthrie’s individual performance objectives for 2008.

Objective		Performance
Weighting	Objective	Achieved
40%	Leadership of legal services to provide first-class, cost effective, on-demand legal services in support of CP’s business goals.	Achieved Target

40%	Leadership and personal handling of legal files that have significant impact across the Corporation.	Achieved Target

10%	People/Organization — develop the high potential legal services personnel to enable back-up of key internal personnel and cross-functional movement between legal services and the core CP business.	Achieved Target

10%	Continue to increase expertise and experience in two pre-identified areas.	Achieved Target

Mr. Michael R. Lambert, Former CFO

The following summarizes Mr. Lambert’s individual performance objectives for 2008. These objectives were not assessed due to the termination of his employment.

Objective
Weighting	Objective
40%	Financial results — meet specific targets for operating income, top line revenue growth, operating ratio, free cash after dividends, earnings per share. Develop strong analyst and major investor relationships.

25%	Business initiatives — systemic change strategy for the improvement of finance and accounting processes across the Corporation including a robust plan for organization and skills. Advance strategies in enterprise risk management, hedging and pension plan management.

20%	Specified strategic initiatives — develop financing plan for future business opportunities.

15%	People/organization — external leadership, employee engagement, financial competency required to provide enhanced support to the business.

The Compensation Committee reviewed with management the foregoing Compensation Discussion and Analysis. Based on that review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Corporation’s 2009 Proxy Statement and Annual Report for the year ending December 31, 2008.

SUMMARY COMPENSATION TABLE

The following disclosure of executive compensation provides information on the compensation of CP’s NEOs, being the CEO, the CFO, the former CFO and CP’s next three most highly compensated Executive Officers, during the years ended December 31, 2008, 2007 and 2006.

					Non-equity incentive plan
					compensation
					($)
			Share-	Option
			based	based	Annual	Long-term	Pension	All other	Total
Name and principal		Salary	awards	awards	incentive	incentive	Value	compensation	Compensation
position	Year	($)	($)	($)(i)	plans	plans	($)(j)	($)(k)	($)
F.J. Green(a)	2008	893,750	0	2,625,790	0	0	988,000	226,829	4,734,369
President and	2007	825,000	0	2,407,184	610,314	0	2,894,000	193,829	6,930,327
Chief Executive Officer	2006	648,912	0	1,538,473	826,916	0	1,482,000	178,428	4,674,729

K.B. McQuade(b)	2008	464,074	0	2,024,669	0	0	241,000	86,994	2,816,737
Executive Vice-President and	2007	263,364	2,025,000(g)	0	150,480	0	142,000	199,416	2,780,260
Chief Financial Officer

M.R. Lambert(c)	2008	315,792	0	726,076	0	0	204,000	1,046,221	2,292,088
Former Executive Vice-President	2007	411,250	0	699,671	209,419	0	263,000	32.841	1,616,181
and Chief Financial Officer	2006	84,849	600,000(h)	304,560	50,000	0	42,000	202,517	1,283,926

M.M. Szel(d)	2008	328,250	0	399,815	0	0	117,000	86,694	931,759
Senior Vice-President,	2007	317,269	0	380,240	133,920	0	287,000	55,029	1,173,459
Marketing and Sales	2006	301,769	0	362,241	212,800	0	123,000	19,954	1,019,764

B.M. Winter(e)	2008	323,500	0	386,911	0	0	188,000	138,125	1,036,536
Senior Vice-President,	2007	302,500	0	350,399	117,529	0	416,000	20,369	1,206,797
Operations	2006	249,750	0	168,080	192,074	0	718,000	46,441	1,374,345

P.A. Guthrie(f)	2008	299,750	0	289,914	0	0	125,000	68,710	783,374
Vice-President, Law	2007	279,750	0	249,614	102,080	0	375,000	52,510	1,058,954
	2006	246,000	0	237,782	148,155	0	105,000	50,449	787,386

Notes:

(a)	Mr. Green was appointed CEO on May 5, 2006.

(b)	Ms. McQuade was appointed COO on June 1, 2007. Her role changed on September 4, 2008, to CFO. Payments made in US dollars were converted using average rate of exchange of 1.066 for 2008, and 1.0748 for 2007.

(c)	Mr. Lambert terminated employment on September 4, 2008.

(d)	Ms. Szel was appointed Senior Vice-President, Marketing and Sales on January 1, 2006.

(e)	Mr. Winter was appointed Senior Vice-President, Operations on August 1, 2006.

(f)	Mr. Guthrie was appointed Vice President, Law on February 19, 2004.

(g)	Ms. McQuade was granted 23,712 PSUs valued at $1,012,500 and 16,819 RSUs valued at $1,012,500 upon her hire date.

(h)	Mr. Lambert was granted 10,050 discretionary DSUs valued at $600,000 upon his hire date.

(i)	Represents the fair value of the Options granted under the MSOIP based on the binomial lattice model methodology for valuing Options. For 2008, the grant date fair value is $17.21 for the regular Options and $10.75 for the performance Options, while the accounting fair value is $16.27 for the regular Options and $14.20 for the performance Options.

The grant date fair value is calculated using Towers Perrin’s binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value; however, some of the underlying assumptions are different. For example, the binomial methodology assumes a slightly lower historical volatility, a higher risk-free rate, a longer expected Option life, and a discount to reflect the performance features of the performance Options.

The Compensation Committee uses the binomial Option pricing methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant’s competitive market analysis.

(j)	Represents the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year end pension plan liabilities disclosed in the financial statements, in accordance with Canadian generally accepted accounting principles.

(k)	Represents the value of Shares purchased by CP pursuant to the matching provisions of the ESPP, the value of matching DSUs awarded under the Executive DSU Plan, tax gross-ups, and dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan and the value of perquisites and other personal benefits not greater than the lesser of $50,000 and 10% of the annual salary for any NEOs are not included in this column.

For Ms. McQuade, the value also includes dividend equivalents accrued in respect to RSUs and PSUs and a tax equalization payment.

For Mr. Lambert, the value represents the value he received upon termination of employment (early vesting of pension $165,000; severance $645,000; and accelerated vesting of 3,428 DSUs valued at $211,653 based on a share price of $61.73 on September 4, 2008).

For Ms. Szel, Mr. Winter and Mr. Guthrie, the amounts also include the value of company provided perquisites of which $18,406, $18,780, and $17,549 respectively, representing the value of the executive automobile benefit.

INCENTIVE PLAN AWARDS

The following table shows all equity-based incentive plan awards outstanding as at December 31, 2008. Option-based awards were granted at the last fair market value prior to approval of the grant whereas the Share-based awards were granted based on the fair market value on the date of the award. For additional information about Option and Share-based awards, see the description of Executive DSU Plan and Long-Term Incentives in the Compensation Discussion and Analysis on page 29. (Ms. McQuade’s share based award of RSUs and PSUs are described in the Employment Contract section on page 43.)

	Option-based Awards				Share- based Awards
							Market or
							payout
							value of
	Number of			Value of		Number of	share-
	Securities			unexercised		Shares or	based
	Underlying	Option		in-the-		Units of	awards
	Unexercised	Exercise	Option	money		Shares that	that have
	Options	Price	Expiration	options		have not	not vested
Name	(#)	($)	Date	($)	Vested date	vested	($)
F.J. Green	10,500	30.50	Feb 19, 2012	110,040	Jan 1, 2009	138	5,643
	19,300	31.45	Feb 18, 2013	183,929	May 5, 2009	2,499	102,397
	33,800	32.50	Feb 19, 2014	286,624	July 1, 2009	148	6,068
	1,450	34.30	April 23, 2012	9,686	Oct 2, 2009	70	2,849
	35,300	42.05	Feb 21, 2015	0	March 2, 2010	2,128	87,223
	45,900	57.70	Feb 21, 2011	0	Oct 1, 2011	997	40,839
	54,200	57.70	Feb 21, 2016	0	Nov 17, 2011	1,250	51,225
	16,500	60.16	May 5, 2011	0	Nov 19, 2011	1,250	51,225
	11,700	60.16	May 5, 2016	0
	102,600	62.56	June 2, 2012	0
	96,200	62.56	March 2, 2017	0
	122,100	71.69	May 19, 2013	0
	76,300	71.69	Feb 19, 2018	0
Total	625,850			590,279		8,480	347,469

K.B. McQuade(a)	94,200	71.69	May 19, 2013	0	March 31, 2010	24,245	993,561
	58,800	71.69	Feb 19, 2018	0	May 31, 2010	2,271	81,398
					May 31, 2010	17,197	704,736
Total	153,000			0		43,713	1,779,696

M.R. Lambert(b)	56,200	62.56	March 4, 2009	0
	20,000	63.45	March 4, 2009	0
	50,900	71.69	March 4, 2009	0
Total	127,100			0

M.M. Szel	5,600	14.61	Feb 7, 2010	147,672	Dec 8, 2011	592	24,247
	5,450	27.62	Oct 17, 2011	72,812
	11,900	30.50	Feb 19, 2012	124,712
	15,900	31.45	Feb 18, 2013	151,527
	13,600	32.50	Feb 19, 2014	115,328
	14,500	42.05	Feb 21, 2010	0
	18,900	42.05	Feb 21, 2015	0
	11,800	57.70	Feb 21, 2011	0
	17,800	57.70	Feb 21, 2016	0
	13,000	62.56	June 2, 2012	0
	17,200	62.56	March 2, 2017	0
	11,900	71.69	May 19, 2013	0
	15,800	71.69	Feb 19, 2018	0
Total	173,350			612,051		592	24,247

	Option-based Awards				Share- based Awards
							Market or
							payout
							value of
	Number of			Value of		Number of	share-
	Securities			unexercised		Shares or	based
	Underlying	Option		in-the-		Units of	awards
	Unexercised	Exercise	Option	money		Shares that	that have
	Options	Price	Expiration	options		have not	not vested
Name	(#)	($)	Date	($)	Vested date	vested	($)
B.M. Winter	5,400	32.50	Feb 19, 2014	45,792	Nov 17, 2011	1,921	78,725
	10,800	42.05	Feb 21, 2010	0
	9,900	42.05	Feb 21, 2015	0
	5,700	57.70	Feb 21, 2011	0
	8,100	57.70	Feb 21, 2016	0
	11,900	62.56	June 2, 2012	0
	15,900	62.56	March 2, 2017	0
	11,500	71.69	May 19, 2013	0
	15,300	71.69	Feb 19, 2018	0
Total	94,500			45,792		1,921	78,725

P.A. Guthrie	600	32.50	Feb 19, 2009	5,088	Jan 1, 2009	41	1,673
	900	32.50	Feb 19, 2014	7,632	April 1, 2009	27	1,097
	8,300	42.05	Feb 19, 2010	0	July 1, 2009	28	1,132
	10,400	42.05	Feb 21, 2015	0	Oct 2, 2009	25	1,044
	9,700	57.70	Feb 21, 2011	0	Jan 2, 2010	16	674
	7,725	57.70	Feb 21, 2016	0	Oct 1, 2011	175	7,180
	10,600	62.56	June 2, 2012	0	Nov 21, 2011	233	9,562
	10,000	62.56	March 2, 2017	0
	10,800	71.69	May 19, 2013	0
	10,100	71.69	Feb 19, 2018	0
Total	79,125			12,720		545	22,362

Notes:

(a)	Ms. McQuade’s DSU value is based on the closing Share price of US$33.62 with an exchange rate of 1.066.

(b)	Mr. Lambert’s Options expiry date has been accelerated to 6 months of date of termination as per MSOIP terms.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value of all Option-based and Share-based awards that would have been realized had the NEO exercised the award on its vesting date in 2008.

	Option based	Share based
	Awards Value	Awards Value
	vested during the	vested during the
	year	year
Name	($)	($)

F.J. Green	1,415,472	189,307

K.B. McQuade	0	0

M.R. Lambert	0	211,653

M.M. Szel	495,958	0

B.M. Winter	247,569	0

P. A. Guthrie	298,996	8,081

Note:	Share-based awards, representing the value of the DSUs that vested in 2008, may be redeemed only upon termination of employment per the terms of the Executive DSU plan described on page 29.

PENSION PLAN BENEFITS

DEFINED BENEFIT PLAN TABLE

The following table shows the aggregate annual retirement benefits payable under the Basic Plan and the Supplemental Plan at year end and upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2008. It also reflects the value of pension benefits earned in 2008. The Basic Plan and Supplemental Plan are described on page 30.

		Annual
		Benefits
		payable
	Number of	($)
	years				Accrued		Non	Accrued
	credited	At			obligation	Compensatory	compensatory	obligation at
	service	Year			at start of year	change(c)	change(d)	year end
Name	(#)	End(a)	At age 65(b)		($)	($)	($)	($)
F.J. Green	30.58	731,000	837,000		10,984,000	988,000	(1,604,000)	10,368,000

K.B. McQuade(e)	1.58	n/a	n/a		135,000	241,000	19,000	395,000

M.R. Lambert	n/a(f )	n/a(f )	n/a(f	)	314,000	204,000	(518,000)	0

M.M. Szel	30.50	256,000	294,000		3,469,000	117,000	(348,000)	3,238,000

B.M. Winter	30.67	223,000	255,000		3,188,000	188,000	(421,000)	2,955,000

P.A. Guthrie	22.25(g )	143,000	226,000		1,896,000	125,000	(210,000)	1,811,000

Notes:

(a)	This is the annual pension earned to the end of 2008.

(b)	Assumes highest plan earnings as at December 31, 2008.

(c)	Includes the 2008 employer service cost plus changes in compensation in excess of the actuarial assumptions.

(d)	Impact of all other changes including interest on prior year’s obligations plus changes in discount rate used to measure the obligations, changes in other assumptions and experience gains or losses other than compensation related gains or losses. The negative non-compensatory changes are the result of the decrease in the accrued obligation at year end due to the increase in the discount rate used to value the year end obligation.

(e)	This member is employed under a fixed term contract that terminates prior to her reaching age 65.

The figures for this executive reflect the unique nature of her employment contract.

(f)	Mr. Lambert terminated employment with the Corporation on September 4 , 2008. He received $10,000 as a refund of his pension contributions plus interest and $165,000 in recognition of the pension value he would have received had he reached the vesting date of two years.

(g)	Includes 3.58 years of deemed credited service for Mr. Guthrie. If he works until age 65, he will have 8.58 years of deemed credited service.

DEFERRED COMPENSATION PLANS

The following table shows the number of DSUs outstanding and their value based on the closing Share price on December 31, 2008. A description of the Executive DSU Plan is found on page 29.

				Market Value
				as at
		Vested		December 31,
	Unvested DSUs	DSUs		2008
Name	(#)	(#)	Total Units	($)
F.J. Green	8,479	38,623	47,102	1,930,240

K.B. McQuade	2,272	1,171	3,443	123,376

M.R. Lambert	—	6,893	6,893	282,475

M.M. Szel	592	10,802	11,394	466,926

B.M. Winter	1,921	6,844	8,765	359,190

P. A. Guthrie	487	835	1,322	54,176

Note:	Value of vested and unvested DSUs as at December 31, 2008 based on the closing Share price of C$40.98 and for Ms. McQuade US$33.62 with an average exchange rate of 1.066.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Similar to other CP management employees, Mr. Green, Ms. Szel, Mr. Winter and Mr. Guthrie are employed at will by the Corporation and do not have employment agreements. In the event of termination without cause, they would be subject to CP’s severance policy governing severance payable for involuntary terminations of management employees. CP uses employment agreements in specific new hire situations.

Ms. McQuade

Ms. McQuade, who was hired in June 2007, has an employment agreement governing the terms and conditions of her employment. In recognition of her joining CP, Ms. McQuade was granted 16,819 RSUs that time vest on May 31, 2010, and 23,712 PSUs. The PSUs will become payable in the first quarter of 2010 based upon the following operating ratio targets being achieved in 2009.

Percentage Earned	Annual Operating Ratio
0	Greater than or equal to 74%
100	Between 74% and 73%
200	Less than or equal to 73%

Both the RSUs and PSUs are eligible for dividend equivalents.

In the event Ms. McQuade’s employment ceases as a result of disability, death or by termination without cause prior to May 31, 2010, Ms. McQuade or her estate will receive a pro-rated value of her PSU and RSU award. If Ms. McQuade’s employment ceases as a result of resignation or termination for cause prior to May 31, 2010, all PSUs and RSUs will be forfeited.

Ms. McQuade’s employment agreement may be renewed for subsequent terms upon the mutual agreement of CP and Ms. McQuade. The agreement may be terminated earlier as follows:

(a)	by Ms. McQuade, at any time, for any reason, on the provision of one month’s written notice to CP. CP may waive notice, in whole or in part;

(b)	by CP for any reason on giving Ms. McQuade six months’ advance notice in writing or on paying her the equivalent termination pay in lieu of notice; or

(c)	by CP without any notice or pay in lieu thereof, for cause.

Ms. McQuade is also eligible to participate in the Corporation’s other compensation and benefit plans available to Executive Officers, including the Performance Incentive Plan, MSOIP, Executive DSU Plan and perquisites and other group benefits available to all employees. She is also subject to share ownership guidelines of three times salary. The agreement also includes non-competition and non-solicitation restrictions following the termination of her employment, however caused.

Ms. McQuade’s employment agreement entitles her to supplemental retirement benefits which equal the incremental benefits that would have been provided under the retirement plan of the Norfolk Southern Corporation and participating subsidiary companies and the supplemental benefit plan of Norfolk Southern Corporation and participating subsidiary companies in effect at the time of her departure from Norfolk Southern, had she continued participation in those plans during her employment at CP.

Under the agreement, Ms. McQuade is also eligible for special tax equalization payments in respect of her employment income to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

Mr. Lambert

After approximately two years of service, Mr. Lambert’s employment was terminated without cause on September 4, 2008. According to the terms of his employment agreement, he received severance of $645,000 equal to eighteen months’ of annual base salary. Under the Executive DSU Plan, Mr. Lambert held 3,428 vested DSUs and 10,286 unvested DSUs at the time of his departure. The CEO exercised his authority to early vest 3,428 DSUs that would have otherwise vested on November 1, 2008. Thus, upon his departure, Mr. Lambert received 6,856 DSUs, and forfeited 6,858 DSUs. The terms of the DSU plan state that these DSUs may be redeemed as early as 6 months following his termination date but no later than December 15, 2009.

At his termination date, Mr. Lambert had one year and 11 months of company service. The pension plan requires two years’ service for the purposes of pension benefit vesting. Mr. Lambert received $10,000 as a refund of his pension contributions plus interest and $165,000 in recognition of the pension value he would have received had he reached the vesting date of two years. As Mr. Lambert did not have five years’ of pensionable service, he did not receive any benefit from the mid career hire provision of the Supplemental Pension Plan. Since there was no payout under the annual incentive plan, Mr. Lambert did not receive any pro-rated award in respect of his service in 2008.

Change of Control Agreements

If a change of control of CP occurs, each active NEO is entitled to receive, pursuant to the terms of their Change of Control agreements, certain severance benefits. Change in control is defined as follows:

•	20% or more of the Corporation’s Shares are acquired by any Person or Persons acting jointly or in concert;

•	80% or more of the Corporation’s Shares are held by a new entity created by any transaction or series thereof;

•	All or substantially all of the assets of the Corporation are sold, assigned or transferred;

•	A majority (more than 50%) change in the Corporation’s Board of Directors; or

•	The Board adopts a resolution that a change of control has occurred.

For a three year protection period following a change of control (two years for Ms. McQuade), if a NEO is involuntarily terminated other than for cause or if the individual initiates termination for certain defined reasons such as a change in responsibilities or a material reduction in salary or benefits, a payment is triggered. Each active NEO is entitled to receive a lump sum severance payment equal to the base salary that such NEO would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other active NEOs). Each change of control severance agreement also provides that the active NEO is entitled to certain benefits, including payments under CP’s compensation plans and the continuation of certain benefits for the duration of the severance period.

Compensation on Termination of Employment

In the event an NEO ceases to be an employee due to change of control, retirement, resignation or termination without cause, they will receive specific compensation treatment as summarized below:

Termination
without cause
	Resignation	Retirement	(Ms. McQuade only)	Change of Control
Severance	None	None	6 months’ base salary	Severance equal to the executive’s highest monthly rate of base salary payable to the executive during the 24-month period immediately preceding the termination date times the severance period (36 months for the CEO and 24 months for other NEOs)

Annual Incentive Plan Award	Forfeited	Award for current year is pro-rated to retirement date	Equal to the target award for severance period	Equal to the target award for severance period

Options	30 days to exercise vested Options or before the expiry date which ever comes first; unvested awards are forfeited	Grants prior to August 2006 continue to vest as per original terms and conditions. Post August 2006 grants, will expire the earlier of 5 years after retirement date or normal expiry date	6 months to exercise vested Options and Options that will vest within that six-month period	All Options vest immediately upon change of control

Termination
without cause
	Resignation	Retirement	(Ms. McQuade only)	Change of Control
Benefits	Terminate upon resignation	Post Retirement Life insurance of $50,000 and a Health Spending Account calculated based on years of company service (which is the same for all employees)	Agreement provides the executive and her dependant with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period	Agreement provides the executive and his/her dependant(s) with continuance of coverage for health, dental and life/accident insurance benefits for the severance period or a lump sum payout equal to the present value of the cost of the coverage for the severance period

Pension	No additional value	No additional value	Equal to the value of pension over the severance period	Benefits continue to accrue during the severance period

Perquisites	Any unused flex perquisite dollars are forfeited	Any unused flex perquisite dollars are paid out as cash upon retirement	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period	Payment by the Corporation for an amount equal to the expenses that would have incurred over the severance period

DSU	Unvested DSUs are forfeited	Unvested DSUs are forfeited	Unvested DSUs are forfeited	All unvested DSUs vest immediately

The following tables summarize the estimated incremental value of termination payments for each NEO assuming each of the following termination events had occurred as of December 31, 2008. With respect to compensation upon retirement, executives receive company-paid post-retirement life insurance coverage of $50,000 and a company funded health spending account. The annual company contribution to the health spending account for all employees is calculated as $33 per year of company service. For example, Ms. Szel would receive $990.00 annually and Mr. Guthrie would receive $594.00 annually. There are no incremental costs associated with voluntary resignations.

Mr. Lambert is excluded from the table since his employment terminated in 2008.

Summary Table

		Payable on
	Payable on	Termination	Payable on
Name	Retirement ($)	without Cause ($)	Change of Control ($)
F.J. Green	Not Eligible	n/a	20,861,487

K.B. McQuade	Not Eligible	703,937	3,433,949

M.M. Szel	50,990	n/a	1,886,682

B.M. Winter	Not Eligible	n/a	4,727,856

P.A. Guthrie	50,594	n/a	1,713,713

Total NEOs	101,584	703,937	32,623,687

Note:

Ms. McQuade is the only NEO with an employment contract.

Payable on Termination without Cause

	Lump Sum			Value of
	Value of			Options	Payable on
	Additional			vesting	Termination
	Retirement	Severance	Other	within 6	without
Name	Benefits ($)	Payments ($)	Benefits ($)	months(a) ($)	Cause ($)
K.B. McQuade	196,000	381,150	9,331	117,456	703,937

Note:

(a)	Value of Options that vest within six months of termination and value of six months prorated RSUs based on the closing Share price as at December 31, 2008 of C$40.98.

Payable on Change of Control

				Value of
	Additional			early vesting	Payable on
	Retirement	Severance		of options &	Change of
Name	Benefits(a) ($)	Payments(b) ($)	Other Benefits(c) ($)	equity bases awards(d) ($)	Control(e) ($)
F.J. Green	15,319,000	4,995,000	200,017	347,469	20,861,487

K.B. McQuade(f)	820,000	1,524,600	111,629	977,720	3,433,949

M.M. Szel	792,000	959,900	110,536	24,247	1,886,682

B.M. Winter	3,583,000	951,200	114,930	78,725	4,727,856

P.A. Guthrie	730,000	848,400	115,341	19,972	1,713,713

Total NEOs	21,244,000	9,279,100	652,453	1,448,133	32,623,687

Notes:

(a)	the significant pension values for Mr. Green and Mr. Winter are largely the result of reaching their unreduced retirement date during the Severance period and the increase in final average earnings over the Severance period due to recent promotions. Once their unreduced retirement date is reached, their additional pension values reduce considerably.

(b)	Severance period equals 24 months for all NEOs except 36 months for the CEO. Severance payment includes bonus for the severance period.

(c)	Includes the cost of group benefits and perquisites for the severance period, and value of accelerated vesting of ESPP shares.

(d)	Value of all unvested Options and unvested DSUs as at December 31, 2008 based on that day’s Share price of C$40.98 and US$33.62 with an average exchange rate of 1.066.

(e)	Costs relating to relocation and legal fees provided by the Change of Control Agreement are not included in the total amounts payable.

(f)	PSUs and RSUs value prorated to December 31, 2008.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2008, there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CP to any of the directors or Executive Officers or any of their associates.

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

CPRL carries on its own behalf, and on behalf of its subsidiaries, a Directors’ and Officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US$125,000,000 with an additional US$25,000,000 in Side A Difference in Conditions excess coverage. This additional Side A coverage provides an extra US$25,000,000 in dedicated limit specifically to the Directors and Officers where the coverage itself is subject to minimal exclusions when compared to the rest of the US$125,000,000 program. The overall program is subject to a zero deductible for directors and officers (applicable when CP is not legally permitted to or cannot indemnify the directors or officers), and either a US$1,000,000 or US$2,000,000 corporate deductible for all company reimbursement claims in cases where a director or officer is reimbursed by CP or a subsidiary for any loss covered by the policy. The corporate reimbursement deductibles are structured such that a US$1,000,000 deductible applies to all claims except those involving a US Securities claim; at which point the US$2,000,000 deductible will be applied. The total premium paid for the 2008 directors’ and officers’ policy program was US$1,132,050.

Corporate Governance

The Corporation’s Board of Directors and management believe that good corporate governance practices are essential to the effective management of CP and to the protection of its investors, employees and other stakeholders. The Board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization. CP’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CP.

The Governance Guidelines set out the governance standards and requirements, applicable in Canada. In addition to the Governance Guidelines, CP, as a foreign private issuer in the United States with securities listed on the NYSE, is also governed by the NYSE Standards.

As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements.

Code of Business Ethics

The Corporation’s Code of Business Ethics (“Code”) was revised in late 2003 to ensure that it was in compliance with the NYSE Standards and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. In October 2007, the Board of Directors approved an addition to the Code concerning the retention of records. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Corporation introduced mandatory annual on-line ethics training for all officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. A copy of the Code is available on SEDAR at www.sedar.com, on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Vice-President and Comptroller. It is available on CP’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CP’s web site and provided in print to any shareholder who requests them.

Monitoring of Ethics Codes

The Governance and Nominating Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for Executive Officers or directors and promptly disclosing such waivers to the shareholders.

The Governance and Nominating Committee has not approved any waivers of the codes for any Executive Officers or directors.

Material Interest in Transactions

If a director has a material interest in a transaction or agreement involving the Corporation they are required to disclose that interest to the CEO and the Chairman of the Board, and will not participate in any discussions or votes concerning such transactions. During 2008, no director had any material interest in a transaction with the Corporation.

Corporate Governance Principles and Guidelines

The Corporation’s Corporate Governance Principles and Guidelines were last amended in December 2008. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the Board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CP’s web site at www.cpr.ca and in print to any shareholder upon request.

Committee Terms of Reference

The Terms of Reference of each of the following committees of the Corporation are available on CP’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit Committee, the Governance and Nominating Committee, the Compensation Committee, the HSS&E Committee and the Pension Committee.

Director Independence

The Corporation’s Board has adopted categorical standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and National Instrument 52-110, for members of public company Boards. These standards are set forth in Appendix 2 to this Circular. The Board also conducted a comprehensive assessment of each of its members as against these standards and determined that a majority (11 of 12) of the directors of the Corporation have no material relationship with the Corporation and are independent. The independent directors are:

J.E. Cleghorn (Chair)
T.W. Faithfull
K.T. Hoeg
R.C. Kelly
J.P. Manley
L.J. Morgan
M. Paquin
M.E.J. Phelps
R. Phillips
H.T. Richardson
M.W. Wright

Mr. F.J. Green is not independent by virtue of the fact that he is CEO of the Corporation.

Membership on Boards of Other Reporting Issuers

Several of the directors of the Corporation are also directors of other reporting issuers. A table showing those memberships is set out on page 15 of this Circular.

Executive Sessions of Non-Management Directors

The independent directors met in executive sessions without management present at the beginning and end of each meeting of the Board of Directors as well as at the beginning and end of each committee meeting.

Interested parties may communicate directly with Mr. J.E. Cleghorn, the chair of both the Governance and Nominating Committee and the Board of Directors, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific
Suite 920, 401 – 9th Avenue S.W.
Calgary, Alberta
T2P 4Z4

Board Chair

The chair of the Board, Mr. J.E. Cleghorn, is an independent director.

Mr. Cleghorn was appointed chair by the Board on May 5, 2006 upon the retirement of Mr. J.E. Newall. Interested parties may contact Mr. Cleghorn by writing him at the Office of the Corporate Secretary of the Corporation at the above address, and all communications received at this address will be forwarded to him.

Attendance of Directors at Meetings

Each director is expected to attend each meeting of the Board and the Board committees of which he or she is a member. Information relevant to the considerations of matters by the Board or Board committees at a meeting will, whenever possible, be distributed to the directors in advance of the meeting date so as to permit directors to prepare for a discussion of such matters. Directors may consider the interests of constituencies such as employees, customers, suppliers, and the public at large in determining the long and short term interests of the Corporation and its shareholders.

The attendance record of each director for all Board meetings held in 2008 is set out on page 16 of this Circular.

Nomination of Directors

The Governance and Nominating Committee, in addition to other responsibilities, identifies and recommends to the Board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the Board which takes into account:

(i)	what competencies and skills the Board, as a whole, should possess;

(ii)	what competencies, skills and personal and other qualities the existing directors possess;

(iii)	in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation; and

(iv)	the size of the Board, with a view to facilitating effective decision-making.

The requirements derived from this process are used in determining whether, and how many, new directors should be added to the Board. The Board considers a skills matrix and regularly reviews and updates an evergreen list of potential director candidates for consideration as the need for new directors arises, and will, if necessary, retain outside advisors to assist in the identification of director candidates.

The Governance and Nominating Committee also considers director nominees, if any, recommended by the shareholders for election as directors.

Other responsibilities of the Governance and Nominating Committee are set forth in its Terms of Reference.

Orientation and Continuing Education of Directors

The Corporation has developed a directors’ education and orientation program to ensure that the directors are conversant with the Corporation and the railway industry to assist in the fulfillment of their duties.

This program is made up of four elements: Director Site Visits, Director Orientation, Director Education Sessions and a Directors’ Handbook:

(i)	Director Site Visits — directors are regularly provided site tours of CP facilities, and, on occasion, tours of CP customer facilities. In 2008, the directors toured CP’s facilities in the Revelstoke, B.C. area, including the Mt. MacDonald Tunnel, for a view of winter rail operations.

(ii)	Director Orientation — new directors are provided the opportunity to interact with leaders of CP departments who are responsible for the areas of activity overseen by the Committee of the Board on which the new directors sit as well as being provided with educational sessions which cover a general commercial overview of CP, and a general operational overview of CP dealing with topics such as CP’s network, capacity, capital expenditures, integrated operating plan and yard operating plan.

(iii)	Director Education Sessions — directors are regularly provided with education sessions on CP and the railway industry. In 2008, education sessions included a discussion of technological and operational changes anticipated in the future; a review of CP’s fuel program; a discussion of CP’s enterprise risk management framework and a review of train control systems.

(iv)	Directors’ Handbook — The Corporate Secretary’s Office prepares and regularly updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all Board and committee terms of reference, the Corporation’s charter documents and Disclosure and Insider Trading/Reporting Policy, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, the Corporation’s Corporate Governance Principles and Guidelines, the Code of Business Ethics, the Code of Ethics for CEO and Senior Financial Officers, and the position descriptions for the Board chair, chairs of the Board committees and the CEO.

Detailed annual Board and Board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective Board candidates are provided with general information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents.

Board Mandate

The Board has adopted Corporate Governance Guidelines which provide that the Board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The Board’s Terms of Reference, which may be found at www.cpr.ca provide, among other things, that the Board is responsible for:

(i)	the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the Board has plenary power, its Terms of Reference are intended not to limit the power of the Board but to assist it in the exercise of its powers and the fulfillment of its duties.

(ii)	to the extent feasible, satisfying itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the organization. The Compensation Committee establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance and Nominating Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

(iii)	adopting a strategic planning process and annually approving a strategic plan that takes into account, among other things, the opportunities and risks of the Corporation’s business. One Board meeting a year is specifically set aside for a substantial strategic planning session in which the Board reviews and discusses strategies developed by management. At this meeting, the Board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the Board.

(iv)	with the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate risk assessment and risk management policies to manage these risks, and reviewing and providing guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

(v)	developing, upon recommendation of the Compensation Committee, and monitoring a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management. The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the Board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of VP and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

(vi)	developing and maintaining a disclosure and insider trading and reporting policy, which addresses how the Corporation will communicate and interact with analysts and the public. The Board of Directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The Board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the Board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim MD&A, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the Board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

(vii)	monitoring the integrity of the Corporation’s internal controls, disclosure controls and procedures and management information systems. The Board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. Management has, in accordance with the requirements of Section 404 of SOA, assessed the effectiveness of its internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework” and has reported to the Audit Committee thereon. Based on this assessment management determined that the Corporation maintained effective control over financial reporting as of December 31, 2008.

(viii)	considering recommendations of the Governance and Nominating Committee regarding the Corporation’s approach to governance issues and adopting corporate governance principles and guidelines for the Corporation. The Governance and Nominating Committee is responsible for developing the Corporation’s approach to corporate governance issues. The Governance and Nominating Committee has developed, and reviewed from time to time, Corporate Governance Principles and Guidelines for the Corporation, which the Board has approved and amended, from time to time, on the recommendation of the Governance and Nominating Committee. These guidelines were last amended in December 2008 when they were revised to extend the mandatory retirement age to seventy-two and recommend term limits for Board and Committee Chairs.

(ix)	developing and periodically reviewing policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/Reporting Policy and the directions of the Board, senior management and the Disclosure Policy Committee.

Position Descriptions

Written position descriptions have been developed and approved by the Board for the Board chair and the chairs of the Board committees. A written position description for the CEO has been developed and approved by the Board and the CEO.

The Board chair’s position guide provides, among other things, that the chair is responsible for:

•	establishing efficient and effective procedures to govern the Board’s operation and function and ensuring that a process is in place for assessment of the effectiveness of the Board and Board committees and the contribution of individual directors;

•	collaborating with the CEO in setting the Board’s agenda and consulting with the Board committee chairs with respect to the committee agendas;

•	ensuring that Board meetings are conducted in a manner that facilitates full participation and discussions by the Board and that the Board receives appropriate briefing materials in a timely fashion;

•	ensuring that the Board meets regularly without management and non-independent directors;

•	ensuring that the directors have access to adequate resources;

•	acting as a liaison between the Board and management;

•	presiding at meetings of the shareholders; and

•	serving as an advisor to the CEO and other members of senior management.

The committees chairs’ position guide includes responsibility for:

•	setting the agendas of the committee in collaboration with the CEO, senior management and the corporate secretary and in consultation with the Board chair;

•	ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion;

•	ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation; and

•	liaising with the CEO and senior management between committee meetings to ascertain whether committee members should be advised of developments.

The position guide of the CEO provides, among other things, that the CEO has responsibility for:

•	developing and recommending a long term strategy and an annual business plan and budget to the Board;

•	managing the Corporation’s business in accordance with the Board approved strategy, business plan and budget;

•	implementing Board approved decisions and policies;

•	identifying and managing risks and opportunities which the Corporation faces in day to day operation;

•	establishing and maintaining an ethical work environment which supports the Corporation’s vision and values and are aligned with the strategy, business plan and budget;

•	collaborating with the Board chair in setting Board agendas;

•	ensuring that the Board is informed and advised of all relevant trends and developments in the Corporation’s business;

•	ensuring that the Corporation’s policies and operations are in accordance with and fulfill government and regulatory requirements; and

•	regularly reporting to the Board with respect to Board approved policies and decisions.

Audit Committee Financial Experts

The following individuals comprise the current membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and National Instrument 52-110:

Krystyna T. Hoeg
Richard C. Kelly
John P. Manley
Roger Phillips
Michael W. Wright

Each of the aforementioned directors has been determined by the Board to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert for the Audit Committee. The SEC requires at least one financial expert on an audit committee.

Each of the aforementioned directors has also been determined by the Board to be independent within the criteria referred to above under the subheading “Director Independence”.

Financial Literacy of Audit Committee Members

The Board has determined that all members of the Audit Committee have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The Board has determined that all members of the Audit Committee are financially literate within the definition contained in, and as required by, National Instrument 52-110 and the NYSE Standards.

Service on Other Public Company Audit Committees

The Board has determined that no director who serves on more than two public company audit committees in addition to its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the Corporation’s Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. For purposes of calculating the aggregate number of public company audit committees on which a director serves, each of the Corporation and its subsidiary Canadian Pacific Railway Company (“CPRC”) is counted as a separate public company.

Krystyna T. Hoeg serves on three public company audit committees (including CPRC) in addition to the Corporation’s Audit Committee. The Corporation’s board has determined that the service of Ms. Hoeg on the audit committees of three public companies in addition to its own Audit Committee does not impair her ability to effectively serve on its own Audit Committee for the following reasons. Given that CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC, the workload of the Corporation’s Audit Committee and the audit committee of CPRC is essentially equivalent to the workload of one public company audit committee. In addition, Ms. Hoeg is the former chief executive officer of a large public company. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committee of the Corporation considerable business experience and a highly-focused and effective approach to audit-related matters. Ms. Hoeg qualifies, and has been designated as, an audit committee financial expert for the Corporation.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CP by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s VP and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CP’s Chief Internal Auditor.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Governance and Nominating Committee, the Board has also appointed a HSS&E Committee and a Pension Committee.

All committees of the Board, with the exception of the HSS&E Committee, are comprised solely of directors who are independent.

The HSS&E Committee assists the Board in fulfilling its oversight duties with respect to safety, security, occupational health and environmental matters affecting the Corporation and its employees. Mr. F.J. Green, CEO, is a non-independent member of the Committee and the committee benefits greatly from Mr. Green’s interest and experience in health, safety, security and environmental matters.

The Pension Committee assists the Board in overseeing the management of the Corporation’s pension plans and the pension trust fund.

Assessments

Upon the recommendation of the Governance and Nominating Committee the Board has developed a formal process including peer review for assessing the effectiveness and contribution of the Board, Board committees and individual directors. This formal assessment was conducted by individual director interviews as well as Board discussion:

(i)	Director Interviews — the Chairman conducts confidential, one-on-one interviews with each Board member. Each director also assesses the contribution of his or her peers and the Chairman of the Board discusses each director’s peer assessment with that individual director.

(ii)	Board Responsibility and Effectiveness Discussion — An annual review led by the Chairman, has been developed to discuss the performance and effectiveness of the Board and its committees in the fulfillment of responsibilities. This evaluation includes a review of the operation of the Board, the adequacy of information provided to directors, Board structures, strategic direction and process as well as communication with management.

(iii)	Review of Chairman — an annual review led by the Chair of the Compensation Committee has been developed to discuss the performance of the Chairman taking into account the attributes provided in the Chairman’s position description. The results are reviewed with the Chairman of the Board.

The Governance and Nominating Committee considers the results of the assessments and makes such recommendations as it deems appropriate to address any issues. The Board reviews the recommendations of the Governance and Nominating Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance and Nominating Committee.

Comparison of Corporate Governance Practices with NYSE Standards

Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.

CEO and CFO Certification

The certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC (the “302 Certifications”) thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of National Instrument 52-109.

This disclosure statement on corporate governance, including Appendices 1 and 2, has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board of Directors.

SHAREHOLDER PROPOSALS

Any shareholder proposals to be included in the Circular to be issued in respect of the 2010 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by December 23, 2009.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available on written request to the Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2008 Annual Information Form (which Form is filed with the SEC as part of a Form 40-F), the 2008 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2008, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2008, and this Circular.

Copies of the aforementioned documents as well as additional information relating to the Corporation may be found on the CP web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.

Karen L. Fleming
Corporate Secretary
Calgary, Alberta
March 23, 2009

APPENDIX 1

COMPARATOR GROUP

The comparator group is a criteria-based sample of all large Canadian based companies with annual revenues exceeding $1 billion as contained in our consultant’s compensation data bank. This sample may shift from year to year depending on participation in the survey.

•	ACE Aviation Holdings Inc.

•	ARC Resources Ltd.

•	ATCO Ltd. & Canadian Utilities Ltd.

•	Abitibi-Consolidated Inc.

•	Agrium Inc.

•	Alcan Inc.

•	AltaGas Ltd.

•	BCE Inc.

•	Bank of Montreal

•	Barrick Gold Corp.

•	Bata Limited International

•	Bell Aliant Regional Communications

•	Bombardier Aerospace

•	Bombardier Inc.

•	Boston Pizza

•	Cadillac Fairview Corporation Limited

•	CAE Inc.

•	CGI Group Inc.

•	Canadian Imperial Bank of Commerce

•	Canadian National Railway Co.

•	Canadian Natural Resources Ltd.

•	Canadian Oil Sands Ltd.

•	Canadian Tire Corporation Ltd.

•	Canfor Corp.

•	Cara Operations Ltd.

•	Catalyst Paper Corp.

•	Celestica Inc.

•	Cogeco Inc.

•	CTV Globemedia Inc.

•	Economical Insurance Group, The

•	Emera Inc.

•	EnCana Corporation

•	Enbridge Inc.

•	Finning International Inc.

•	Forzani Group Ltd.

•	Gaz Métropolitain Inc.

•	Hudson’s Bay Company

•	Husky Energy Inc.

•	Husky Injection Molding Systems Ltd.

•	Imperial Oil Ltd.

•	Inter Pipeline Fund

•	Irving Oil Ltd.

•	Kinross Gold Corporation

•	Ledcor Group of Companies

•	MDS Inc.

•	MTS Allstream

•	MacDonald Dettwiler and Associates Limited

•	Manulife Financial Corp.

•	Maple Leaf Foods Inc.

•	McCain Foods Limited

•	Methanex Corp.

•	NAV Canada

•	NOVA Chemicals Corp.

•	National Bank of Canada

•	Nexen Inc.

•	Pengrowth Management Ltd.

•	Petro-Canada

•	RBC Financial Group

•	Research in Motion Ltd.

•	Rogers Communications Inc.

•	SNC-Lavalin Group Inc.

•	Saputo Inc.

•	Scotiabank

•	Sears Canada Inc.

•	Shoppers Drug Mart

•	Sobeys Inc.

•	Sun Life Financial Services of Canada

•	Suncor Energy Inc.

•	TD Bank Financial Group

•	Talisman Energy Inc.

•	Teck Cominco Ltd.

•	TransAlta Corporation

•	TransCanada PipeLines Ltd.

•	WestJet Airlines Ltd.

•	Woodbridge Group, The

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APPENDIX 2

DIRECTOR INDEPENDENCE

A.	INDEPENDENCE STANDARDS

The following standards of director independence have been adopted by the board of directors of the Corporation:

NYSE Independence Criteria

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(A) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

Additional Independence Standards for Audit Committee Members

In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent; and

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2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.

Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.

National Instrument 58-101 and National Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

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7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member:

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

National Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

B.	BOARD DETERMINATION OF DIRECTOR INDEPENDENCE

The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except F.J. Green, is independent of the Corporation in accordance with the standards for independence established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110.

Mr. Green is not independent by virtue of the fact that he is the President and Chief Executive Officer of the Corporation.

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